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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a—16 OR 15d—16 OF
THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 1 - 10421
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

LUXOTTICA GROUP S.p.A.
VIA CANTÙ 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/    Form 40-F / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101 (b) (1):    / /

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101 (b) (7):    / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  / /            No    /X/

FORM 6K
for each of the three quarters ended March 31, June 30 and September 30 of Fiscal Year 2002

INDEX

• FINANCIAL STATEMENTS March 31, 2002	page 2
• PRESS RELEASE April 24, 2002	page 17
• FINANCIAL STATEMENTS June 30, 2002	page 20
• PRESS RELEASE July 26, 2002	page 38
• FINANCIAL STATEMENTS September 30, 2002	page 42
• PRESS RELEASE September 30, 2002	page 61

          FINANCIAL STATEMENTS
          MARCH 31, 2002
          FORM 6K

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6—K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2001 AND MARCH 31, 2002

	December 31, 2001	March 31, 2002	March 31, 2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS:
Cash	199,202	109,895	$95,795
Restricted cash	213,507	95,450	83,204
Accounts receivable—net	381,281	473,439	412,697
Sales and income taxes receivable	23,327	28,674	24,995
Inventories	371,406	364,478	317,715
Prepaid expenses and other	75,468	82,793	72,171
Net deferred tax assets—current	163,201	161,073	140,407

Total current assets	1,427,392	1,315,802	1,146,985

PROPERTY, PLANT AND EQUIPMENT—net	501,346	531,643	463,433

OTHER ASSETS:
Intangible assets—net	2,009,740	2,163,266	1,885,719
Investments	5,798	6,129	5,343
Other assets	4,085	7,856	6,848

Total other assets	2,019,623	2,177,251	1,897,910

TOTAL	3,948,362	4,024,696	$3,508,328

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	411,193	337,738	$294,406
Current portion of long-term debt	1,339,131	1,223,935	1,066,904
Accounts payable	183,431	200,009	174,348
Accrued expenses and other	345,863	360,530	314,274
Accrual for customers' right of return	14,087	16,234	14,151
Income taxes payable	5,793	45,524	39,683

Total current liabilities	2,299,498	2,183,970	1,903,767

LONG TERM LIABILITIES
Long term debt	132,247	49,995	43,581
Liability for termination indemnities	35,029	36,477	31,797
Net deferred tax liabilities—non current	10,282	135,638	118,236
Other	122,989	120,028	104,629

Total long term liabilities	300,547	342,138	298,242

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	5,473	8,281	7,219

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—452,865,817 and 453,699,500 ordinary shares authorized and issued at December 31, 2001 and March 31, 2002, respectively; 451,660,817 and 452,934,973 shares outstanding at December 31, 2001 and March 31, 2002, respectively.	27,172	27,222	23,729
Additional paid-in capital	18,381	32,186	28,057
Retained earnings	1,152,508	1,253,578	1,092,744
Accumulated other comprehensive income	147,116	178,801	155,861

Total	1,345,177	1,491,787	1,300,391
Less—Treasury shares at cost; 1,205,000 and 764,527 shares at December 31, 2001 and March 31, 2002, respectively.	2,334	1,480	1,290

Shareholders' equity	1,342,843	1,490,307	1,299,101

TOTAL	3,948,362	4,024,696	$3,508,328

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$0.8717 on March 29, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

	2001	2002(3)	2002(3)
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	664,142	866,769	$755,563
COST OF SALES	188,438	244,529	213,156

GROSS PROFIT	475,704	622,240	542,407

OPERATING EXPENSES:
Selling and advertising	265,607	375,824	327,606
General and administrative	79,995	83,231	72,552

Total	345,602	459,055	400,158

INCOME FROM OPERATIONS	130,102	163,185	142,248

OTHER INCOME (EXPENSE):
Interest income	4,822	1,555	1,355
Interest expense	(17,465)	(20,674)	(18,022)
Other—net	883	2,962	2,582

Other income (expense) net	(11,760)	(16,157)	(14,084)

INCOME BEFORE PROVISION FOR INCOME TAXES	118,342	147,028	128,164

PROVISION FOR INCOME TAXES	33,127	44,108	38,449

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	85,215	102,920	89,715

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,603	1,849	1,612

NET INCOME	83,612	101,070	$88,103

EARNINGS PER SHARE:
Basic	0.19	0.22	$0.19

Diluted	0.18	0.22	$0.19

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (thousands):
Basic	450,487.2	451,990.5
Diluted	453,634.3	454,925.4

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.
(2)
Translated at the Noon Buying Rate of Euro 1.00=US$0.8717 on March 29, 2002 (see Note 6).
(3)
Results for the three month period ended March 31, 2002 include the effect of adoption of Statement of Financial Accounting Standards No. 142 (see Note 8) and the operations of Sunglass Hut International, Inc. (see Note 2). For a comparison between the two periods on a consolidated adjusted basis, see "Management Discussion and Analysis" section.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2002

			Additional Paid-in Capital			Accumulated Other Comprehensive Income		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, January 1, 2002	452,865,817	27,172	18,381	1,152,508		147,116	(2,334)	1,342,843
Exercise of stock options	833,683	50	5,875					5,925
Translation adjustment					23,509	23,509		23,509
Other			7,930		8,176	8,176	854	16,960
Net income				101,070	101,070			101,070

Compehensive income					132,755

BALANCES,
March 31, 2002	453,699,500	27,222	32,186	1,253,578		178,801	(1,480)	1,490,307

Comprehensive income					$115,723

(Thousand of US dollars)(1)
BALANCES, March 31, 2002	453,699,500	$23,729	$28,057	$1,092,744		$155,861	$(1,290)	$1,299,101

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US$ 0.8717 on March 29, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

	2001	2002(2)	2002(2)
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	85,215	102,920	$89,715

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	40,546	39,134	34,113
(Benefit) Provision for deferred income taxes	(4,228)	1,962	1,710
Gains on disposal of fixed assets—net	(57)	(2,511)	(2,189)
Termination indemnities matured during the period	601	1,451	1,265
Changes in assets and liabilities:
Accounts receivable	(79,407)	(89,995)	(78,449)
Prepaid expenses and other	(27,316)	(14,794)	(12,896)
Inventories	4,723	12,754	11,118
Accounts payable	(10,179)	14,731	12,841
Accrued expenses and other	48,368	150,866	131,510
Accrual for customers right of return	776	1,851	1,614
Income taxes payable	25,211	39,518	34,448

Total adjustments	(962)	154,967	135,085

Cash provided by operating activities	84,253	257,887	$224,800

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(10,307)	(53,251)	$(46,419)
Disposals	5,568	4,888	4,261
Increase in intangible assets	(3,265)	(143,133)	(124,769)

Cash used in investing activities	(8,004)	(191,496)	(166,927)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	150,000	—	—
Repayments	—	(219,909)	(191,695)
Current maturities	(730)	—	—
(Investment in)/use of restricted cash deposit	(2,246)	121,877	106,240
Treasury shares and additional paid-in capital	—	8,784	7,657
Exercise of stock options	1,994	5,925	5,165

Net cash provided by (used in) financing activities	149,018	(83,323)	(72,633)

EFFECT OF TRANSLATION ADJUSTMENTS	(3,271)	741	646

INCREASE (DECREASE) IN CASH	221,996	(16,191)	(14,114)
CASH, BEGINNING OF THE PERIOD	(66,719)	(211,991)	(184,793)
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	5,941	339	296

CASH, END OF THE PERIOD	161,218	(227,843)	$(198,611)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	9,621	13,776	$12,009
Cash paid during the period for taxes	8,137	10,091	$8,796

(1)
Translated at the Noon Buying Rate of Euro 1.00=US$0.8717 on March 29, 2002 (see Note 6).
(2)
Results for the three month period ended March 31, 2002 include the consolidation of operations of Sunglass Hut International, Inc. (see Note 2).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of March 31, 2002 and the related statements of consolidated income and cash flows for the three months ended March 31, 2001 and 2002 and the statement of consolidated shareholders' equity for the three month period ended March 31, 2002 have been prepared by Luxottica Group S.p.A. (the "Company") and were prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at March 31, 2002, the statements of consolidated income and cash flows for the three month periods ended March 31, 2001 and 2002, and the statement of consolidated shareholders' equity for the three month periods ended March 31, 2001 and 2002 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the three months ended March 31, 2001 and 2002 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the three month period ended March 31, 2002 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the operating results for the full year.

2.  ACQUISITION OF SUNGLASS HUT INTERNATIONAL

        On February 20, 2001, the Company formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded at December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

        The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows (thousands of Euro):

Thousands of Euro

Assets purchased:
Cash and cash equivalents	17,023
Inventories	90,034
Property, plant and equipment	113,212
Prepaid expenses and other current assets	14,717
Accounts receivable	2,161
Trade name	340,858
Other assets including deferred tax assets	34,657
Liabilities assumed:
Accounts payable and accrued expenses	(101,020)
Other current liabilities	(52,200)
Deferred tax liabilities	(135,340)
Long-term debt	(128,691)
Bank overdraft	(104,155)

Fair Value of Net Assets	91,256
Other Intangible Assets (including goodwill)	466,790

Total Purchase Price	558,046

        Certain consolidated adjusted financial information for the three month period ended March 31, 2001, giving effect to the SGHI acquisition as if it occurred on January 1, 2001, among other items, is disclosed in the "Management Discussion and Analysis" section.

3.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2001	March 31, 2002

Raw materials	59,460	66,231
Work in process	23,634	21,880
Finished goods	288,312	276,367

Total	371,406	364,478

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

5.  STOCK OPTION PLAN

        Options to purchase an aggregate of 8,902,200 Ordinary Shares of the Company were outstanding at March 31, 2002. These options become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first three months of 2002, 833,683 options were exercised. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized because the options' exercise price was equal to the fair market value of the stock on the date of each grant.

6.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the three months ended March 31, 2002, are also translated in U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 0.8717, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at March 29, 2002. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The 2001 and 2002 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8.  NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        After an evaluation, the Company has concluded that the carrying value of goodwill and other intangible assets included in the Consolidated Balance Sheet as of January 1, 2002, does not exceed its fair market value, and as a result, has not recorded an asset impairment charge for the adoption of SFAS No. 142. The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the three month period ended March 31, 2002 were Euro 9.4 million, compared to Euro 19.9 million for the same period of 2001.

9.  RECLASSIFICATION OF 2001 INCOME STATEMENT

        Starting January 1, 2002, certain costs and expenses in the statement of consolidated income of the retail segment have been reclassified. Therefore, certain items for the three month period ended March 31, 2001 have been reclassified to conform to the new presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

        The following discussion should be read in conjunction with the disclosure contained in the Company's annual report on Form 20-F for the year ended December 31, 2001, which contains, among other things, a discussion of the Company's significant accounting policies.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Optical Retail Division consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, including Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of March 31, 2002, LensCrafters operated 865 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,880 stores located internationally in North America, Europe and Australia.

        The Company in the past has generally experienced variability in sales volume by quarter throughout the year due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut, this seasonality effect has increased.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. dollar. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, the strengthening of the U.S. dollar from an average exchange rate in the three month period ended March 31, 2001 of Euro 1.00 = U.S. dollar 0.9230 to Euro 1.00 = U.S. dollar 0.8766 in the three month period ended March 31, 2002, has impacted the Company's reported revenues and expenses during the periods discussed herein.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. Since the acquisition, the Company has closed Ray-Ban's entire frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb, Incorporated along with certain other litigation. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded have been reduced and the Company received a payment of U.S. $23 million in January 2002.

        In April 2001, through the completion of a tender offer and subsequent merger, the Company acquired all of the outstanding capital stock of Sunglass Hut for a purchase price of approximately Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses). The acquisition was accounted for under the purchase method and the results of Sunglass Hut have been included in the Company's consolidated results since the date of acquisition.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2002

        The following table sets forth for the three month periods indicated the percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended March 31,

	2001 (Thousand of Euro)%		2002 (Thousand of Euro)%

Net sales	664,142	100.0	866,769	100.0
Cost of sales	188,438	28.4	244,529	28.2

Gross profit	475,704	71.6	622,240	71.8
Selling, general and administrative expense	345,602	52.0	459,055	53.0

Income from operations	130,102	19.6	163,185	18.8
Other expense (income)—net	11,760	1.8	16,157	1.9
Provision for income taxes	33,127	5.0	44,108	5.1
Minority interests	1,603	0.2	1,849	0.2

Net income	83,612	12.6	101,071	11.7

        The results of operations for the three month period ended March 31, 2002 include two significant changes from the comparable three month period in 2001. These changes are (i) the inclusion of Sunglass Hut operations, which were acquired in April 2001 and thus not included in the three month period ended March 31, 2001 statement of operations and (ii) the effect of the adoption of SFAS No. 142 "Goodwill and Other Intangibles" whereby goodwill and other intangibles which are deemed to have an indefinite life will no longer be amortized into the statement of operations on a straight line basis as required by the previous standard but will be tested periodically for impairment.

        Because of these two significant changes, the Company has included the following table of consolidated adjusted sales and operating income for the three month period ended March 31, 2001. These consolidated adjusted amounts reflect the following adjustments:

1.
The consolidated results of Sunglass Hut International, Inc. for the three month period ended March 31, 2001, prior to the acquisition, were adjusted for the elimination of a one time restructuring charge recorded in the period of approximately U.S.$ 30 million and the elimination of goodwill amortization as contemplated by the adoption of SFAS No. 142;

2.
The elimination of wholesale sales to Sunglass Hut from Luxottica Group entities for the three month period ended March 31, 2001; and

3.
The elimination of goodwill amortization for the three month period ended March 31, 2001 of all the Company's entities as contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Sunglass Hut acquisition been completed and SFAS No. 142 been effective as of January 1, 2001.

        The following table reflects the Company's net sales and income from operations for the three month period ended March 31, 2001 as reported and as adjusted:

	2001, as reported (Thousand of Euro)	2001, as adjusted (Thousand of Euro)

Net Sales	664,142	805,776
Income from Operations	130,102	132,485

        Net Sales—Net sales increased 30.5 percent to Euro 866.8 million during the first three months of 2002, as compared to Euro 664.1 million for the same period of 2001. During the three months ended March 31, 2002, net sales in the retail segment accounted for approximately 65.6 percent of total net sales, compared to approximately 58.0 percent of the total net sales in the same period of 2001, primarily due to the incremental Sunglass Hut sales and, to a lesser extent, the strengthening of the U.S. dollar.

        On a consolidated adjusted basis, as reflected in the above table, net sales of the Company would have increased by 7.6 percent in the first quarter of 2002, compared to the same period of 2001, as adjusted. This net increase was primarily the result of an increase in wholesale sales to opticians and other independent retailers, along with the strengthening of the U.S. dollar over the comparable period of the prior year.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, increased 47.5 percent to Euro 568.5 million for the three months ended March 31, 2002 from Euro 385.5 million for the same period of 2001.

        On a consolidated adjusted basis, net sales of the retail segment would have increased by 6.5 percent in the first quarter of 2002, compared to the same period of 2001, as adjusted. This increase was primarily due to the strengthening of the U.S. dollar against the Euro, which increased 5.3 percent. In constant U.S. dollar terms, retail sales would have increased 1.2 percent, due mainly to an increase in the number of stores, while comparable store sales remained stable compared to the same period of 2001, as adjusted. The number of LensCrafters' retail stores increased to 865 at March 31, 2002 from 858 at March 31, 2001. The Company operated 1,880 Sunglass Hut stores at March 31, 2002.

        Net sales to third parties in the manufacturing and wholesale segment increased 9.7 percent to Euro 298.2 million for the three months ended March 31, 2002 from Euro 271.9 million for the same period of 2001, as adjusted. The majority of this increase is attributable to additional sales of our designer lines, particularly to the successful development of the Chanel brand.

        On a geographic basis, the United States and Canada operations had net sales of Euro 619.6 million in the first three months of 2002, comprising 71.5 percent of total net sales, an increase of Euro 157.9 million from the same period of 2001, mostly attributable to the Sunglass Hut sales in the region. Net sales for the rest of the world accounted for the remaining Euro 247.2 million, which represents a 22.0 percent increase as compared to the same period of 2001.

        Cost of sales—Cost of sales increased 29.8 percent to Euro 244.5 million in the first three months of 2002, from Euro 188.4 million in the same period of 2001, and decreased as a percentage of net sales to 28.2 percent from 28.4 percent, respectively. Manufacturing labor costs increased 7.5 percent to Euro 69.6 million in the first three months of 2002, from Euro 64.8 million in the same period of 2001. As a percentage of net sales, cost of labor decreased to 8.0 percent from 9.8 percent. For the first three months of 2002, the average number of frames produced daily in Luxottica's facilities was approximately 120,000 versus 124,000 for the same period of 2001.

        Gross Profit—For the reasons outlined above, gross profit increased 30.8 percent to Euro 622.2 million in the first three months of 2002, from Euro 475.7 million in the same period of 2001. As a percentage of net sales, gross profit increased to 71.8 percent in the first three months of 2002 from 71.6 percent in the same period of 2001.

        Operating Expenses—Total operating expenses increased 32.8 percent to Euro 459.1 million in the first three months of 2002, from Euro 345.6 million in the same period of 2001. As a percentage of net sales, operating expenses increased to 53.0 percent in the first three months of 2002 from 52.0 percent in the same period of 2001.

        Selling, royalty and advertising expenses increased 41.5 percent to Euro 375.8 million during the first three months of 2002, from Euro 265.6 million in the same period of 2001. As a percentage of net sales, these expenses increased to 43.6 percent from 40.0 percent. This increase is primarily attributable to the acquisition of Sunglass Hut which, as a retailer, incurs higher selling expenses as a percentage of sales than the Company's wholesale operations. In addition to the additional selling, royalty and advertising expenses of Sunglass Hut for the period ended March 31, 2002 of Euro 82.2 million, the increase is also attributable to the strengthening of the U.S. dollar and an increase in royalties from higher designer-line sales.

        General and administrative expenses, including intangible asset amortization, increased 4.0 percent to Euro 83.2 million in the first three months of 2002 from Euro 80.0 million in the same period of 2001. This increase was primarily due to the addition of Sunglass Hut general and administrative expenses in the current period, partially offset by the benefit from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS 142. Under SFAS No. 142, goodwill will no longer be amortized but tested for impairment periodically and written down to its fair value when necessary. Excluding these items, the remaining increase as compared to the same period of 2001 is attributable to the strengthening of the U.S. dollar.

        As a percentage of net sales, general and administrative expenses decreased to 9.6 percent from 12.0 percent. This decrease was mainly due to the additional Sunglass Hut sales, accompanied by synergies achieved through the integration of Sunglass Hut into LensCrafters. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

        Income from Operations—Income from operations increased 25.4 percent to Euro 163.2 million in the first three months of 2002, from Euro 130.1 million in the same period of 2001. As a percentage of net sales, income from operations decreased to 18.8 percent from 19.6 percent.

        On a consolidated adjusted basis, the increase in the first three months of 2002 would have been 23.2 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 16.4 percent of consolidated adjusted net sales for the first three months of 2001.

        Operating margin in the manufacturing and wholesale distribution segment increased to 27.4 percent in the first three months of 2002, from 25.4 percent in the same period of 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the three month period ended March 31, 2002.

        Operating margin in the retail segment decreased to 13.6 percent in the first three months of 2002, from 16.5 percent in the same period of 2001, due to the consolidation of Sunglass Hut results of operations. Sunglass Hut's profitability in the first quarter of the year is its lowest due to the effect of seasonality. On a consolidated adjusted basis, operating margin of the retail segment would have been 10.0 percent of consolidated adjusted net sales in the first three months of 2001. The improvement of operating margins for the three month period ended March 31, 2002 as compared to the same period of 2001, as adjusted, is primarily due to: i) the improved gross profit from the more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors, and ii) the cost savings achieved from improved efficiencies in the Optical Retailing Division's corporate structure.

        Interest and Other Expenses—Net interest and other expense was Euro 16.2 million in the first three months of 2002 compared to Euro 11.8 million in the same period of 2001. This increase was attributable to higher interest expense due to the additional borrowings needed to finance the acquisition of Sunglass Hut.

        Net Income—Net income before taxes and minority interest increased 24.2 percent to Euro 147.0 million in the first three months of 2002, from Euro 118.3 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest decreased to 17.0 percent from 17.8 percent. Minority interest of Euro 1.8 million in the first three months of 2002 increased from Euro 1.6 million in the same period of 2001. The Company's effective tax rate increased to 30.0 percent from 28.0 percent in the same period of 2001. Net income increased 20.9 percent to Euro 101.1 million in the first three months of 2002 from Euro 83.6 million in the same period of 2001. Net income as a percentage of net sales decreased to 11.7 percent from 12.6 percent in the comparable period of 2001.

        Basic earnings per share for the first three months of 2002 was Euro 0.22, increasing from Euro 0.19 for the same period of 2001. Diluted earnings per share for the first three months of 2002 was Euro 0.22, increasing from Euro 0.18 for the same period of 2001.

LIQUIDITY AND CAPITAL RESOURCES

        As of March 31, 2002 the Company's consolidated net financial position (defined as aggregate financial debts less cash balances) was Euro (1,406.3) million compared to Euro (1,469.9) million as of December 31, 2001. This improvement is attributable to the cash generated by operating activities during the first three months of 2002, only a portion of which was used in investing activities.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion. In June 1999, the Company received the proceeds of a Euro 350 million Eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. guaranteed the subsidiary's obligations under the eurobonds. The eurobonds bear interest at the fixed rate of 3.625 percent per annum and mature in June 2002. In June 2002, the Company repaid the eurobonds with borrowings under a new U.S. $350 million credit agreement, discussed further below.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano SpA. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In June 2000, the Company refinanced this short-term credit facility with a new credit facility which provides for total maximum borrowings of Euro 500 million. The new credit facility is unsecured, expires in June 2003, and allows the Company to select interest periods of one, two, three or six months. The term loan portion of the agreement is for Euro 300 million and requires equal quarterly installments of principal (Euro 25 million). Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (3.826 percent on March 31, 2002). The revolving loan portion allows for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility may be paid and reborrowed until the expiration of the agreement. The Company can select interest periods of one, two, three or six months until the agreement terminates in June 2003 and interest accrues at Euribor plus 0.375 percent (3.789 percent on March 31, 2002).

        In December 2000, the Company entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. The outstanding borrowings under the credit facility on March 31, 2002 were Euro 96 million. This credit facility was secured by a restricted cash deposit in a U.S. subsidiary's bank account in the amount of U.S. $83 million. The amount of the deposit is required to be the U.S. dollar equivalent of the aggregate amount of all of the loans outstanding under the credit facility. The credit facility was terminable every quarter and was scheduled to mature in June 2002.

Interest accrued on the outstanding loans under the facility at Euribor (as defined in the agreement) plus 0.25 percent (3.675 percent on March 31, 2002). The agreement allows the Company to select interest periods of one, two, three or six months for each loan. In June 2002, the Company repaid the amounts outstanding under the credit facility with amounts held in the restricted deposit account and terminated the facility.

        In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility is unsecured, expires in September 2002, and allows the Company to select interest periods of one, two or three months. The term loan portion of the credit agreement is for Euro 200 million and requires quarterly payments of interest. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.325 percent (3.825 percent on March 31, 2002). The revolving loan portion allows for maximum borrowings of Euro 300 million; amounts borrowed under the revolving portion of the credit agreement may be repaid and reborrowed until the expiration of the agreement. The revolving loan can be renewed for periods of one, two or three months until the agreement terminates in September 2002 and accrues interest at Euribor plus 0.325 percent (3.825 percent on March 31, 2002).

        In March 2002, Sunglass Hut redeemed its outstanding 5.25% convertible subordinated notes, as provided in the indenture under which such notes were issued. The net loss on the extinguishment of the debt evidenced by the notes was immaterial to the Company's consolidated financial statements.

        In June 2002, Luxottica U.S. Holdings Corp., a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano. The credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provides U.S. $200 million of borrowing availability and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR plus .50 percent (2.387 percent on June 17, 2002), and the credit facility allows us to select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. Borrowings under the credit facility were used to repay the Euro 350 million aggregate principal amount of our eurobonds maturing in June 2002 and the related currency swap agreement. The net impact of the swap settlement was not significant.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors, and other risks referred to in the Company's filings with the Securities and Exchange Commission.

        Set forth below is the text of a press release issued by the Company on April 24, 2002. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica 1Q02 Net Income Up 20.9 Percent

Group highlights for the first quarter:

    •          Net sales up by 30.5 percent to Euro 866.8 million (US$ 759.8 million)

    •          Operating income up by 25.4 percent to Euro 163.2 million

    •          Earnings per ADS to Euro 0.22 (US$0.20)

        Milan, Italy, April 24, 2002—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced record results for the three-month period ended March 31, 2002.

        Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

        The Company's results are stated herein in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement.

        Luxottica considers the financial results denominated in Euro, the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. dollars were converted at the average exchange rate for the three-month period ended March 31, 2002, of Euro 1.00 = US$0.8766, compared with Euro 1.00 = US$0.9230 for the first quarter of 2001.

Consolidated Results:

    •    First quarter of 2002

        Consolidated net sales for the first quarter rose by 30.5 percent to Euro 866.8 million, from Euro 664.1 million for the same period of 2001.

        Consolidated gross profit for the quarter rose by 30.8 percent to Euro 622.2 million, from Euro 475.7 million for the equivalent period last year. Gross margin for the quarter was 71.8 percent.

        Consolidated operating income for the first quarter rose by 25.4 percent to Euro 163.2 million, from Euro 130.1 million for the equivalent quarter last year. Operating margin for the quarter was 18.8 percent.

        Consolidated net income for the quarter rose by 20.9 percent to Euro 101.1 million, from Euro 83.6 million for the first quarter of last year. Consequently, consolidated net margin for the quarter was 11.7 percent.

        Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the first quarter were Euro 0.22, compared with Euro 0.19 for the same period last year. In U.S. dollars, earnings per ADS (EPADS) for the quarter were US$0.20, compared with EPADS of US$0.17 for the first quarter of last year.

        Net outstanding debt on March 31, 2002, decreased by Euro 63.6 million to Euro 1,406.3 million, compared with net outstanding debt of Euro 1,469.9 million on December 31, 2001.

Breakdown of Manufacturing/ Wholesale and Retail Results:

    •    Manufacturing/Wholesale Division

        Luxottica's manufacturing/wholesale sales for first quarter rose by 8.4 percent to Euro 324.8 million, from Euro 299.7 million for the same period the previous year. Assuming unchanged exchange rates, manufacturing/wholesale sales for the first quarter would have risen year-over-year by 7.5 percent.

        Manufacturing/ wholesale operating income for the quarter rose by 16.9 percent to Euro 88.9 million, from Euro 76.1 million for the first quarter of 2001.

        Leonardo Del Vecchio, chairman and founder of Luxottica Group, said: "During the quarter, concomitant with the closing of the Hong Kong crystal lenses manufacturing facility, we increased our sun lenses manufacturing capacity by starting to also produce polycarbonate lenses in the Italian facility of Lauriano near Torino."

        "We currently produce nearly 100 percent of our crystal lenses needs and 30 percent of polycarbonate lenses. By manufacturing a greater percentage of our needs internally, we are able not only to improve the quality of the lenses, but also to benefit from significant cost savings. Additionally, the diminished dependence from outside suppliers allowed us to optimize delivery times throughout our operations, which had already been reduced in Europe as a result of concentrating all logistics in a single distribution center in Sedico, Italy."

    •    Retail Division

        Group's retail results for the three-month period ended March 31, 2002, included results for both LensCrafters and Sunglass Hut International, as they are effectively run as a single division of the Group. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

        Retail sales for the first quarter rose by 40.1 percent to US$498.4 million, from US$355.8 million for the equivalent quarter last year. Same store sales for the quarter were unchanged year-over-year.

        Retail operating income for first quarter improved by 15.2 percent to US$67.6 million, from US$58.7 million for the same quarter last year.

        Mr. Del Vecchio continued: "The performance of the Group's retail division for the first quarter was significant both in terms of sales and profitability. We enjoyed a positive quarter-over-quarter trend in terms of same store sales, while the strong profitability levels reached by the division for the quarter were possible thanks to synergies from the integration of the Sunglass Hut operations into the Group. In fact, I am particularly pleased that Sunglass Hut reached break even for the quarter, while posting an US$11 million operating loss for the first quarter of last year. As a result, we expect that Sunglass Hut's profitability will be in line with that of LensCrafters by the end of this year."

Statement from the Chairman:

        Mr. Del Vecchio concluded: "Market indicators currently point to an improvement in consumers' confidence as a result of the at least a partial recovery of the economy in the U.S. and, more in general, on a global scale. This was reflected in a pickup in our business, especially at the wholesale level, where our efforts to improve customer service resulted in a strengthening of our performance not only in North America, but also in Europe, Asia and Latin America, with the sole exception of Argentina."

        "I am particularly pleased with the growth experienced by the Group in the Far East, where our operations had been under greater pressure than in other regions, but during the first quarter posted improved results."

        "Consequently, because of the good performance of the first quarter and despite the uncertainty in terms of the size and duration of the economic recovery, I am now more confident in the outlook for the coming quarters and expect that the Group will post consolidated sales for the full year in excess of Euro 3,300, with net margin of around 12.0 percent."

        Luxottica is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,100 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica acquired Sunglass Hut International International, a leading sunglass retailer with over 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2001, Group net sales improved year-over-year by 26.8 percent to Euro 3,064.9 million and net income by 23.9 percent to Euro 316.4 million. Additional information on the company is available on the web at www.luxottica.com.

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce new products, the Company's ability to effectively integrate recently acquired businesses, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

          FINANCIAL STATEMENTS
          JUNE 30, 2002
          FORM 6K

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6—K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2001 AND JUNE 30, 2002

	December 31, 2001	June 30, 2002	June 30, 2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	199,202	221,683	$218,491
Restricted cash	213,507	0	0
Accounts receivable—net	381,281	458,950	452,342
Sales and income taxes receivable	23,327	13,013	12,826
Inventories	371,406	366,550	361,272
Prepaid expenses and other	75,468	75,180	74,098
Net deferred tax assets—current	163,201	187,533	184,833

Total current assets	1,427,392	1,322,910	1,303,860

PROPERTY, PLANT AND EQUIPMENT—net	501,346	496,548	489,398

OTHER ASSETS
Intangible assets—net	2,009,740	2,008,505	1,979,582
Investments	5,798	5,425	5,347
Other assets	4,085	6,632	6,537

Total other assets	2,019,623	2,020,562	1,991,465

TOTAL	3,948,363	3,840,019	$3,784,723

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	411,193	373,444	$368,067
Current portion of long-term debt	1,339,131	1,014,816	1,000,202
Accounts payable	183,431	212,709	209,646
Accrued expenses and other	345,863	336,394	331,550
Accrual for customers' right of return	14,087	10,739	10,584
Income taxes payable	5,793	41,495	40,898

Total current liabilities	2,299,498	1,989,596	1,960,946

LONG TERM LIABILITIES
Long term debt	132,247	186,243	183,561
Liability for termination indemnities	35,029	37,602	37,060
Net deferred tax liabilities—non current	10,282	127,169	125,338
Other	122,989	111,426	109,821

Total long term liabilities	300,547	462,439	455,780

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	5,473	8,033	7,917

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—452,865,817 and 454,184,800 ordinary shares authorized and issued at December 31, 2001 and June 30, 2002, respectively; 451,660,817 and 453,420,273 shares outstanding at December 31, 2001 and June 30, 2002, respectively.	27,172	27,251	26,859
Additional paid-in capital	18,381	36,093	35,573
Retained earnings	1,152,508	1,287,650	1,269,108
Accumulated other comprehensive income	147,116	30,436	29,998

Total	1,345,177	1,381,430	1,361,537
Less—Treasury shares at cost; 1,205,000 and 764,527 shares at December 31, 2001 and June 30, 2002, respectively	2,334	1,480	1,459

Shareholders' equity	1,342,843	1,379,950	1,360,080

TOTAL	3,948,363	3,840,019	$3,784,723

(1)
Translated at the Noon Buying Rate of Euro 1.00=US $0.9856 on June 28, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	2001	2002(3)	2002(3)
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	1,570,551	1,733,879	$1,708,911
COST OF SALES	465,911	483,874	476,907

GROSS PROFIT	1,104,640	1,250,004	1,232,004

OPERATING EXPENSES:
Selling and advertising	633,916	744,812	734,086
General and administrative	182,502	160,426	158,116

Total	816,418	905,238	892,202

INCOME FROM OPERATIONS	288,222	344,766	339,802

OTHER INCOME (EXPENSE):
Interest income	8,646	2,784	2,744
Interest expense	(44,115)	(39,872)	(39,298)
Other—net	10,288	(844)	(832)

Other income (expense) net	(25,181)	(37,932)	(37,386)

INCOME BEFORE PROVISION FOR INCOME TAXES	263,041	306,834	302,416
PROVISION FOR INCOME TAXES	73,652	92,050	90,725

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	189,389	214,784	211,691
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	2,832	2,431	2,396

NET INCOME	186,557	212,353	$209,295

EARNINGS PER SHARE:
Basic	0.41	0.47	$0.46

Diluted	0.41	0.47	$0.46

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (thousands):
Basic	450,682.4	452,633.2
Diluted	453,854.4	455,497.4

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.
(2)
Translated at the Noon Buying Rate of Euro 1.00=US $0.9856 on June 28, 2002 (see Note 6).
(3)
Results for the six month period ended June 30, 2002 include the effect of the adoption of Statement of Financial Accounting Standards No. 142 (see Note 8). For a comparison between the two periods on a consolidated adjusted basis, see "Management Discussion and Analysis" section.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2002

			Additional Paid-in Capital			Accumulated Other Comprehensive Income		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, January 1, 2002	452,865,817	27,172	18,381	1,152,508		147,116	(2,334)	1,342,843
Exercise of stock options	1,318,983	79	9,051					9,130
Translation adjustment					(127,998)	(127,998)		(127,998)
Other			8,661		11,318	11,318	854	20,833
Dividends declared				(77,211)				(77,211)
Net income				212,353	212,353			212,353

Comprehensive income					95,673

BALANCES,
June 30, 2002	454,184,800	27,251	36,093	1,287,650		30,436	(1,480)	1,379,950

Comprehensive income					$94,295

(Thousand of US dollars)(1)
BALANCES, June 30, 2002	454,184,800	$26,859	$35,573	$1,269,108		$29,998	$(1,459)	$1,360,079

(1)
Translated at the Noon Buying Rate of Euro 1.00=US $0.9856 on June 28, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	2001	2002	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	189,389	214,784	$211,691

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	97,588	77,016	75,907
Benefit for deferred income taxes	(16,562)	(39,407)	(38,840)
Losses (Gains) on disposal of fixed assets—net	41	(1,552)	(1,530)
Termination indemnities matured during the period	4,336	2,653	2,615
Changes in assets and liabilities:
Accounts receivable	(99,683)	(96,623)	(95,231)
Prepaid expenses and other	(43,792)	7,829	7,717
Inventories	(19,934)	(7,428)	(7,321)
Accounts payable	12,507	14,090	13,887
Accrued expenses and other	28,508	(5,013)	(4,941)
Accrual for customers right of return	279	(2,192)	(2,161)
Income taxes payable	19,967	36,807	36,277

Total adjustments	(16,745)	(13,820)	(13,621)

Cash provided by operating activities	172,644	200,964	$198,070

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(35,672)	(87,883)	$(86,617)
Disposals	4,739	2,648	2,610
Increase in investments	(85)	—	—
Acquisitions of business (net of cash acquired)	(534,579)	(19,649)	(19,366)
Decrease in intangible assets	(416)	23,317	22,982

Cash used in investing activities	(566,013)	(81,567)	(80,391)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	500,000	405,114	399,280
Repayments	(127,986)	(691,066)	(681,115)
Current maturities	44,494	—	—
(Investment in)/use of restricted cash deposit	(103,199)	211,622	208,575
Treasury shares and additional paid-in capital	—	9,514	9,377
Exercise of stock options	4,873	9,130	8,998
Dividends paid	—	—	—

Net cash provided by (used in) financing activities	318,182	(55,686)	(54,885)

EFFECT OF TRANSLATION ADJUSTMENTS	(8,163)	4,308	4,246

INCREASE (DECREASE) IN CASH	(83,349)	68,019	67,040
CASH, BEGINNING OF THE PERIOD	(66,723)	(211,991)	(208,938)

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	1,073	(7,790)	(7,678)

CASH, END OF THE PERIOD	(148,999)	(151,761)	$(149,576)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	43,157	36,788	$36,258
Cash paid during the period for taxes	64,405	66,999	$66,034

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $0.9856 on June 28, 2002 (see Note 6).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of June 30, 2002 and the related statements of consolidated income and cash flows for the six months ended June 30, 2001 and 2002 and the statement of consolidated shareholders' equity for the six month period ended June 30, 2002 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at June 30, 2002, the statements of consolidated income and cash flows for the six month periods ended June 30, 2001 and 2002, and the statement of consolidated shareholders' equity for the six month period ended June 30, 2002 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the six months ended June 30, 2001 and 2002 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the six month period ended June 30, 2002 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the operating results for the full year.

2.  ACQUISITION OF SUNGLASS HUT INTERNATIONAL

        On February 20, 2001, the Company formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI" or "Sunglass Hut"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded at December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

        The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows (thousands of Euro):

Thousands of Euro

Assets purchased:
Cash and cash equivalents	17,023
Inventories	90,034
Property, plant and equipment	113,212
Prepaid expenses and other current assets	14,717
Accounts receivable	2,161
Trade name	340,858
Other assets including deferred tax assets	34,657
Liabilities assumed:
Accounts payable and accrued expenses	(101,020)
Other current liabilities	(52,200)
Deferred tax liabilities	(135,340)
Long-term debt	(128,691)
Bank overdraft	(104,155)

Fair Value of Net Assets	91,256
Other Intangible Assets (including goodwill)	466,790

Total Purchase Price	558,046

        Certain consolidated adjusted financial information for the six month period ended June 30, 2001, giving effect to the SGHI acquisition as if it occurred on January 1, 2001, among other items, is disclosed in the "Management Discussion and Analysis" section.

3.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2001	June 30, 2002

Raw materials	59,460	63,878
Work in process	23,634	23,057
Finished goods	288,312	279,615

Total	371,406	366,550

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

5.  STOCK OPTION PLAN

        Options to purchase an aggregate of 8,361,800 Ordinary Shares of the Company were outstanding at June 30, 2002. These options become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first six months of 2002, 1,318,983 options were exercised. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized because the options' exercise price was equal to the fair market value of the stock on each date of the grant.

6.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the six months ended June 30, 2002, are also translated in U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 0.9856, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at June 28, 2002. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The 2001 and 2002 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8.  NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets" ("SFAS No. 142"). The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        After an evaluation, the Company has concluded that the carrying value of goodwill and other intangible assets included in the Consolidated Balance Sheet as of January 1, 2002, does not exceed their fair market value, and as a result, has not recorded an asset impairment charge for the adoption of SFAS No. 142. The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the six month period ended June 30, 2002 were Euro 18.6 million, compared to Euro 46.6 million for the same period of 2001.

9.  RECLASSIFICATION OF 2001 INCOME STATEMENT

        Starting January 1, 2002, certain costs and expenses of the optical retailing division included in the statement of consolidated income have been reclassified. Therefore, certain items for the six month period ended June 30, 2001 have been reclassified to conform to the new presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2001 AND 2002

        The following discussion should be read in conjunction with the disclosure contained in the Company's annual report on Form 20-F for the year ended December 31, 2001, which contains, among other things, a discussion of the Company's significant accounting policies.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Optical Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of June 30, 2002 LensCrafters operated 866 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,910 stores located internationally in North America, Europe and Australia.

        The Company in the past has generally experienced variability in sales volume by quarter throughout the year due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut, this seasonality effect has increased.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. The Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations but the weakening of the U.S. Dollar, especially in the second quarter of 2002, has impacted the Company's reported revenues and expenses. In fact, while during the first six months of 2002 the average exchange rate (Euro 1.00 = U.S. Dollar 0.898) remained consistent compared to the same period of 2001 (Euro 1.00 = U.S. Dollar 0.899), it changed to Euro 1.00 = U.S. Dollar 0.9198 during the three month period ended June 30, 2002 from Euro 1.00 = U.S. Dollar 0.8721 during the three month period ended June 30, 2001, and as of June 28, 2002 the Noon Buying Rate was Euro 1.00 = U.S. Dollar 0.9856.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded have been reduced and the Company received a payment of U.S. $23 million in January 2002.

        In April 2001, through the completion of a tender offer and subsequent merger, the Company acquired all of the outstanding capital stock of Sunglass Hut for a purchase price of approximately Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses). The acquisition was accounted for under the purchase method and the results of Sunglass Hut have been included in the Company's consolidated results since the date of acquisition.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

        The following table sets forth for the six month period indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Six months ended June 30,

	2001 (Thousand of Euro)%		2002 (Thousand of Euro)%

Net sales	1,570,551	100.0	1,733,879	100.0
Cost of sales	465,911	29.7	483,874	27.9

Gross profit	1,104,640	70.3	1,250,004	72.1
Selling, general and administrative expense	816,418	52.0	905,238	52.2

Income from operations	288,222	18.4	344,766	19.9
Other expense (income)—net	25,181	1.6	37,932	2.2
Provision for income taxes	73,652	4.7	92,050	5.3
Minority interests	2,832	0.2	2,431	0.1

Net income	186,557	11.9	212,353	12.2

        The results of operations for the six month period ended June 30, 2002 include two significant changes from the comparable six month period in 2001. These changes are (i) the inclusion of the operations of Sunglass Hut, which was acquired in April 2001 and thus not included in the first quarter of 2001 statement of operations and (ii) the effect of the adoption of SFAS No. 142 "Goodwill and Other Intangibles Assets" whereby goodwill and other intangibles which are deemed to have an indefinite life will no longer be amortized into the statement of operations on a straight line basis as required by the previous standard but will be tested periodically for impairment.

        Because of these two significant changes, the Company has included the following table of consolidated adjusted sales and operating income for the six month period ended June 30, 2001. These consolidated adjusted amounts reflect the following adjustments:

1.
The consolidated results of Sunglass Hut for the three month period ended March 31, 2001, prior to the acquisition, which are included in the adjusted amounts, were reclassified for the elimination of a one time restructuring charge recorded in the period of approximately U.S. $30 million and the elimination of goodwill amortization as contemplated by the adoption of SFAS No. 142;

2.
The elimination of wholesale sales to Sunglass Hut from Luxottica Group entities for the three month period ended March 31, 2001; and

3.
The elimination of goodwill amortization for the six month period ended June 30, 2001 of all the Company's entities, as contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Sunglass Hut acquisition been completed and SFAS No. 142 been effective as of January 1, 2001.

        The following table reflects the Company's consolidated net sales and income from operations for the six month period ended June 30, 2001 as reported and as adjusted:

	2001, as reported (Thousand of Euro)	2001, as adjusted (Thousand of Euro)

Net Sales	1,570,551	1,709,126
Income from Operations	288,222	306,448

        Net Sales.    Net sales increased 10.4 percent to Euro 1,733.9 million during the first six months of 2002, as compared to Euro 1,570.6 million for the same period of 2001. During the six months ended June 30, 2002, net sales in the retail segment accounted for approximately 66.5 percent of total net sales, compared to approximately 64.3 percent of the total net sales in the same period of 2001, primarily due to the incremental Sunglass Hut sales offset by a weakening of the U.S. dollar.

        On a consolidated adjusted basis, as reflected in the above table, net sales of the Company would have increased by 1.4 percent in the first six months of 2002, compared to the same period of 2001, as adjusted. This increase was primarily the net result of an increase in wholesale sales to opticians and other independent retailers, offset by a decline of same store sales in the retail segment by 1.4 percent.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, increased 14.2 percent to Euro 1,153.1 million for the six months ended June 30, 2002 from Euro 1,009.6 million for the same period of 2001.

        On a consolidated adjusted basis, net sales of the retail segment, in Euro, would have decreased by 0.1 percent in the first six months of 2002, compared to the same period of 2001, as adjusted. Consolidated adjusted retail sales, translated into U.S. Dollars at the corresponding period, average exchange rate, would have decreased 0.3 percent during the first six months of 2002. The decline was attributable to a decrease of comparable store sales by 1.4 percent as compared to the same period of 2001, as adjusted, along with a reduction of Sunglass Hut stores as mentioned below. The number of LensCrafters' retail stores increased to 866 at June 30, 2002 from 861 at June 30, 2001. The Company operated 1,910 Sunglass Hut stores at June 30, 2002 compared to 1,942 at June 30, 2001.

        Net sales to third parties in the manufacturing and wholesale segment were Euro 580.8 million for the first six months of 2002 compared to Euro 561.0 million in the comparable period of 2001. Excluding wholesale sales by the Company to Sunglass Hut during both periods, net sales to third parties in the segment would have been 4.9 percent. Assuming constant exchange rates, wholesale sales to third parties for the first six months of 2002 would have increased by 6.3 percent compared to the same period of 2001, as adjusted for the elimination of sales to Sunglass Hut. The majority of this increase is attributable to additional sales of our designer lines, particularly to the successful development of the Chanel brand and a strong demand of our house brand Arnette.

        On a geographic basis, the United States and Canada operations had net sales of Euro 1,239.6 million in the first six months of 2002, comprising 71.5 percent of total net sales, an increase of Euro 105.5 million from the same period of 2001, mostly attributable to the incremental Sunglass Hut sales for the first three months of 2002 when compared to the same pre acquisition period of 2001 in the region. Net sales for the rest of the world accounted for the remaining Euro 494.3 million of net sales, which represents a 13.3 percent increase as compared to the same period of 2001 partially due to the incremental sales of Sunglass Hut in the UK and Australia when compared to the same pre-acquisition period of 2001 in the region.

        Cost of sales.    Cost of sales increased 3.9 percent to Euro 483.9 million in the first six months of 2002, from Euro 465.9 million in the same period of 2001, and decreased as a percentage of net sales to 27.9 percent from 29.7 percent, respectively. This decrease as a percentage of net sales was attributable to the increase in sales by Sunglass Hut of Luxottica manufactured products together with the benefits from more favorable terms from Sunglass Hut vendors. Manufacturing labor costs increased 5.3 percent to Euro 138.4 million in the first six months of 2002, from Euro 131.4 million in the same period of 2001. As a percentage of net sales, cost of labor decreased to 8.0 percent from 8.4 percent. For the first six months of 2002 the average number of frames produced daily in Luxottica's facilities was approximately 121,000 versus 126,000 for the same period of 2001.

        Gross Profit.    For the reasons outlined above, gross profit increased 13.2 percent to Euro 1,250.0 million in the first six months of 2002, from Euro 1,104.6 million in the same period of 2001. As a percentage of net sales, gross profit increased to 72.1 percent in the first six months of 2002 from 70.3 percent in the same period of 2001.

        Operating Expenses.    Total operating expenses increased 10.9 percent to Euro 905.2 million in the first six months of 2002, from Euro 816.4 million in the same period of 2001. As a percentage of net sales, operating expenses increased to 52.2 percent in the first six months of 2002 from 52.0 percent in the same period of 2001.

        Selling, royalty and advertising expenses increased 17.5 percent to Euro 744.8 million during the first six months of 2002, from Euro 633.9 million in the same period of 2001. As a percentage of net sales, these expenses increased to 43.0 percent from 40.4 percent. This increase is primarily attributable to the inclusion for the full period of the operations of Sunglass Hut, which, as a retailer, incurs higher selling expenses as a percentage of sales than the Company's wholesale operations. In addition to the additional selling, royalty and advertising expenses of Sunglass Hut for the first quarter of 2002 of Euro 82.2 million, the increase is also attributable to an increase in royalties from higher designer-line sales.

        General and administrative expenses, including intangible asset amortization, decreased 12.1 percent to Euro 160.4 million in the first six months of 2002 from Euro 182.5 million in the same period of 2001. This decrease was primarily due to the benefit from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS No. 142, partially offset by the inclusion of Sunglass Hut general and administrative expenses for the entire 2002 period.

        As a percentage of net sales, general and administrative expenses decreased to 9.3 percent from 11.6 percent. This decrease was mainly due to the synergies achieved through the integration of Sunglass Hut into LensCrafters. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

        Income from Operations.    Income from operations increased 19.6 percent to Euro 344.8 million in the first six months of 2002, from Euro 288.2 million in the same period of 2001. As a percentage of net sales, income from operations increased to 19.9 percent from 18.4 percent.

        On a consolidated adjusted basis, the increase in income from operations in the first six months of 2002 would have been 12.5 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 17.9 percent of consolidated adjusted net sales for the first six months of 2001.

        Operating margin in the manufacturing and wholesale distribution segment increased to 27.6 percent in the first six months of 2002, from 26.2 percent in the same period of 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the six month period ended June 30, 2002.

        Operating margin in the retail segment decreased to 15.3 percent in the first six months of 2002, from 16.2 percent in the same period of 2001, due to the inclusion of Sunglass Hut's operations for the entire period. On a consolidated adjusted basis, operating margin of the retail segment would have been 13.3 percent of retail adjusted net sales, in the first six months of 2001. The improvement in operating margin for the six month period ended June 30, 2002 as compared to the same period of 2001, as adjusted, is primarily due to: i) improved gross profit from more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors, and ii) the cost savings achieved from improved efficiencies in the retail division's corporate structure.

        Interest and Other Expenses.    Net interest and other expense was Euro 37.9 million in the first six months of 2002 compared to Euro 25.2 million in the same period of 2001. This increase was attributable to higher interest expense due to the additional borrowings needed to finance the acquisition of Sunglass Hut.

        Net Income.    Net income before taxes and minority interest increased 16.6 percent to Euro 306.8 million in the first six months of 2002, from Euro 263.0 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest increased to 17.7 percent from 16.7 percent. Minority interest of Euro 2.4 million in the first six months of 2002 decreased from Euro 2.8 million in the same period of 2001. The Company's effective tax rate increased to 30.0 percent from 28.0 percent in the same period of 2001. Net income increased 13.8 percent to Euro 212.4 million in the first six months of 2002 from Euro 186.6 million in the same period of 2001. Net income as a percentage of net sales increased to 12.2 percent from 11.9 percent in the comparable period of 2001.

        Basic and diluted earnings per share for the first six months of 2002 was Euro 0.47, increasing from Euro 0.41 for the same period of 2001.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2002

        The following table sets forth for the three month periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended June 30,

	2001 Thousand of Euro	%	2002 Thousand of Euro	%

Net sales	906,409	100.0	867,109	100.0
Cost of sales	277,472	30.6	239,346	27.6

Gross profit	628,936	69.4	627,763	72.4
Selling, general and administrative expense	470,817	51.9	446,181	51.5

Income from operations	158,119	17.4	181,582	20.9
Other expense (income)—net	13,421	1.5	21,775	2.5
Provision for income taxes	40,524	4.5	47,942	5.5
Minority interests	1,229	0.1	582	0.1

Net income	102,944	11.4	111,283	12.8

        The results of operations for the three month period ended June 30, 2002 include the effect of adoption of SFAS No. 142, "Goodwill and Other Intangibles Assets". Because of this significant change the Company has included the following table of consolidated adjusted operating income for the three month period ended June 30, 2001, reflecting the elimination of goodwill amortization contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had SFAS No. 142 been effective as of April 1, 2001.

        The following table reflects the Company's income from operations for the three month period ended June 30, 2001 as reported and as adjusted:

	2001, as reported (Thousand of Euro)	2001, as adjusted (Thousand of Euro)

Income from Operations	158,119	173,964

        Net Sales.    Net sales decreased 4.3 percent to Euro 867.1 million during the second quarter of 2002, as compared to Euro 906.4 million for the same period of 2001, primarily due to the weakening of the U.S. Dollar. During the three months ended June 30, 2002, net sales in the retail segment accounted for approximately 67.4 percent of total net sales, compared to approximately 68.9 percent of the total net sales in the same period of 2001. Calculated with constant exchange rates, consolidated net sales would have been flat as compared to the same period of 2001.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, decreased 6.3 percent to Euro 584.6 million for the three months ended June 30, 2002 from Euro 624.1 million for the same period of 2001. This decrease was primarily due to the weakening of the U.S. Dollar against the Euro. In constant U.S. Dollar terms, retail sales would have decreased 1.5 percent, due to a decline in comparable store sales of 2.7 percent as compared to the same period of 2001 and a decrease in Sunglass Hut stores, offset by an increase in number of LensCrafters stores.

        Net sales to third parties in the manufacturing and wholesale segment increased 0.3 percent to Euro 282.5 million for the second quarter of 2002 from Euro 281.8 million for the same period of 2001. Assuming constant exchange rates, wholesale sales to third parties for the second quarter of 2002 would have increased by 3.6 percent, compared to the same period of 2001. The majority of this increase is attributable to additional sales of our designer lines, particularly to the successful development of the Chanel brand and a strong demand for our house brand Arnette.

        On a geographic basis, the United States and Canada operations had net sales of Euro 618.7 million in the second quarter of 2002, comprising 71.3 percent of total net sales, a decrease of Euro 53.7 million from the same period of 2001, mostly attributable to the weakening of the U.S. Dollar. Net sales for the rest of the world accounted for the remaining Euro 248.4 million of net sales, which represents a 6.2 percent increase as compared to the same period of 2001.

        Cost of sales.    Cost of sales decreased 13.7 percent to Euro 239.3 million in the second quarter of 2002, from Euro 277.5 million in the same period of 2001, and decreased as a percentage of net sales to 27.6 percent from 30.6 percent, respectively. This decrease is largely attributable to the more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors in addition to a change in the product mix at our Sunglass Hut stores. Luxottica products represented 46.4% of Sunglass Hut's net sales for the three month period ended June 30, 2002 compared to 17.1% for the same period in 2001.

        Manufacturing labor costs increased 3.1 percent to Euro 68.7 million in the second quarter of 2002, from Euro 66.7 million in the same period of 2001. As a percentage of net sales, cost of labor increased to 7.9 percent from 7.4 percent. For the second quarter of 2002, the average number of frames produced daily in Luxottica's facilities was approximately 123,000 versus 130,000 for the same period of 2001.

        Gross Profit.    For the reasons outlined above, gross profit decreased 0.2 percent to Euro 627.8 million in the second quarter of 2002, from Euro 628.9 million in the same period of 2001. As a percentage of net sales, gross profit increased to 72.4 percent in the second quarter of 2002 from 69.4 percent in the same period of 2001.

        Operating Expenses.    Total operating expenses decreased 5.2 percent to Euro 446.2 million in the second quarter of 2002, from Euro 470.8 million in the same period of 2001. As a percentage of net sales, operating expenses decreased to 51.5 percent in the second quarter of 2002 from 51.9 percent in the same period of 2001.

        Selling, royalty and advertising expenses increased 0.2 percent to Euro 369.0 million in the second quarter of 2002, from Euro 368.3 million in the same period of 2001. As a percentage of net sales, these expenses increased to 42.6 percent from 40.6 percent. This increase is primarily attributable to higher salesmen expenses in the wholesale division and higher advertising expenses at Sunglass Hut.

        General and administrative expenses, including intangible asset amortization, decreased 24.7 percent to Euro 77.2 million in the second quarter of 2002 from Euro 102.5 million in the same period of 2001. This decrease was primarily due to the cost savings achieved from improved efficiencies in the retail division's corporate structure, and to the benefit from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS 142. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

        As a percentage of net sales, general and administrative expenses decreased to 8.9 percent from 11.3 percent.

        Income from Operations.    Income from operations increased 14.8 percent to Euro 181.6 million in the second quarter of 2002, from Euro 158.1 million in the same period of 2001. As a percentage of net sales, income from operations increased to 20.9 percent from 17.4 percent.

        On a consolidated adjusted basis, the increase in the second quarter of 2002 would have been 4.4 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 19.3 percent of consolidated adjusted net sales for the second quarter of 2001.

        Operating margin in the manufacturing and wholesale distribution segment increased to 27.9 percent in the second quarter of 2002, from 26.8 percent in the same period of 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the three month period ended June 30, 2002.

        Operating margin in the retail segment increased to 16.9 percent in the second quarter of 2002, from 15.9 percent in the same period of 2001, mainly due to: i) the improved gross profit from the more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors; ii) the cost savings achieved from improved efficiencies in the retail division's corporate structure; and iii) the benefit received from the elimination of goodwill amortization expense.

        Interest and Other Expenses.    Net interest and other expense was Euro 21.8 million in the second quarter of 2002 compared to Euro 13.4 million in the same period of 2001. This increase was attributable to realized and unrealized foreign exchange transaction and remeasurement losses, net recognized in the second quarter of 2002, compared to a net gain on similar items in the comparable period of 2001, partially offset by lower interest expense due to the reduction of net debt.

        Net Income.    Net income before taxes and minority interest increased 10.4 percent to Euro 159.8 million in the second quarter of 2002, from Euro 144.7 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest increased to 18.4 percent from 16.0 percent. Minority interest of Euro 0.6 million in the second quarter of 2002 decreased from Euro 1.2 million in the same period of 2001. The Company's effective tax rate increased to 30.0 percent from 28.0 percent in the same period of 2001. Net income increased 8.1 percent to Euro 111.3 million in the second quarter of 2002 from Euro 102.9 million in the same period of 2001. Net income as a percentage of net sales increased to 12.8 percent from 11.4 percent in the comparable period of 2001.

        Basic earnings per share for the second quarter of 2002 was Euro 0.25, increasing from Euro 0.23 for the same period of 2001. Diluted earnings per share for the second quarter of 2002 was Euro 0.24, increasing from Euro 0.23 for the same period of 2001.

LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2002 the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,352.8) million compared to Euro (1,469.9) million as of December 31, 2001. This improvement is attributable to the cash generated by operating activities during the first six months of 2002, only a portion of which was used in investing activities.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion. In June 1999, the Company received the proceeds of a Euro 350 million Eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds which were repaid in full in June 2002. To refinance the eurobonds, in June 2002 Luxottica U.S. Holding Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided US $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of US $150 million, which was fully drawn as of June 30, 2002. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (2.386 percent on June 30, 2002) and the credit facility allows the Company to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up ("Swap 2002"). Swap 2002's beginning and maximum notional amount is U.S. $275 million and will decrease by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. This Swap will expire on June 17, 2005. Swap 2002 was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement. Swap 2002 allows U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment of the three month LIBOR rate as defined in the agreement. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such will be marked to market with the gain or losses from the change in value to be reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano SpA. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In June 2000, the Company refinanced this short-term credit facility with a new credit facility which provides for total maximum borrowings of Euro 500 million. The new credit facility is unsecured, expires in June 2003, and allows the Company to select interest periods of one, two, three or six months. The term loan portion of the agreement is for Euro 300 million and requires equal quarterly installments of principal (Euro 25 million). Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (3.918 percent on June 30, 2002). The revolving loan portion allows for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility may be repaid and re-borrowed until the expiration of the agreement. The Company can select interest periods of one, two, three or six months until the agreement terminates in June 2003 and interest accrues at Euribor plus 0.375 percent (3.819 percent on June 30, 2002).

        In December 2000, the Company entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount oustanding at that time was repaid in full.

        In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility is unsecured, was scheduled to expire in September 2002, and allows the Company to select interest periods of one, two or three months. The term loan portion of the credit agreement is for Euro 200 million and requires quarterly payments of interest. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.325 percent (3.806 percent on June 30, 2002). The revolving loan portion allows for maximum borrowings of Euro 300 million; amounts borrowed under the revolving portion of the credit agreement may be repaid and reborrowed until the expiration of the agreement. The revolving loan can be renewed for periods of one, two or three months until the agreement terminates and accrues interest at Euribor plus 0.325 percent (3.806 percent on June 30, 2002). In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions.

        In March 2002, Sunglass Hut redeemed its outstanding 5.25% convertible subordinated notes, as provided in the indenture under which such notes were issued. The net loss on the extinguishment of the debt evidenced by the notes was immaterial to the Company's consolidated financial statements.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors, our ability to adequately protect our intellectual property and other proprietary rights and other risks referred to in the Company's filings with the Securities and Exchange Commission.

        Set forth below is the text of a press release issued by the Company on July 26, 2002. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica 1H02 Net Income Up 13.8 Percent

Group highlights for the first half of 2002:

    •          Net sales up by 10.4 percent to EUR 1,733.9 million (US$ 1,557.0 million)

    •          Operating income up by 19.6 percent to EUR 344.8 million

    •          Earnings per ADS to EUR 0.47 (US $0.42)

        Milan, Italy, July 26, 2002—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced record results for the six-month period ended June 30, 2002.

        Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

        The Company's results are stated herein in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement.

        Luxottica considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. dollars were converted at the average exchange rate for the three-month period ended June 30, 2002, of EUR 1.00 = US$0.9198, compared with EUR 1.00 = US$0.8721 for the second quarter of 2001. For the six-month period, the results denominated in U.S. dollars were converted at the average exchange rate of EUR 1.00 = US$0.8980, compared with EUR 1.00 = US$0.8990 for the equivalent six-month period of 2001.

Consolidated Results:

    •    Second quarter

        Consolidated net sales for the second quarter were EUR 867.1 million, compared with EUR 906.4 million for the same period of 2001. Assuming constant exchange rates, consolidated net sales would have been flat year-over-year.

        Consolidated gross profit for the quarter was EUR 627.8 million. Gross margin for the quarter improved year-over-year to 72.4 percent, from 69.4 percent.

        Consolidated operating income for the quarter rose by 14.8 percent to EUR 181.6 million, from EUR 158.1 million for the equivalent quarter last year. Operating margin for the quarter improved year-over-year to 20.9 percent, from 17.4 percent.

        Consolidated net income for the quarter rose by 8.1 percent to EUR 111.3 million, from EUR 103.0 million for the year-ago quarter. Consequently, consolidated net margin for the quarter improved year-over-year to 12.8 percent, from 11.4 percent.

        Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the second quarter were EUR 0.25, compared with EUR 0.23 for the same period last year. In U.S. dollars, earnings per ADS (EPADS) for the quarter were US $0.23, compared with EPADS of US $0.20 for the second quarter of last year.

    •    First half

        Consolidated net sales for the first half rose by 10.4 percent to EUR 1,733.9 million, from EUR 1,570.6 million for the same period of 2001.

        Consolidated gross profit for the period rose by 13.2 percent to EUR 1,250.0 million, compared with EUR 1,104.6 for the equivalent period last year. Gross margin for the period improved year-over-year to 72.1 percent, from 70.3 percent.

        Consolidated operating income for the period rose by 19.6 percent to EUR 344.8 million, from EUR 288.2 million for the equivalent period last year. Operating margin for the period improved year-over-year to 19.9 percent, from 18.4 percent.

        Consolidated net income for the first half rose by 13.8 percent to EUR 212.4 million, from EUR 186.6 million for the equivalent period last year. Consequently, consolidated net margin for the period improved year-over-year to 12.2 percent, from 11.9 percent.

        EPADS for the first half improved by 13.3 percent to EUR 0.47, from EUR 0.41 for the same period last year. In U.S. dollars, EPADS for the period were US $0.42, compared with EPADS of US $0.37 for the first half of last year.

        Net outstanding debt on June 30, 2002, decreased by EUR 117.0 million to EUR 1,352.8 million, compared with net outstanding debt of EUR 1,469.9 million on December 31, 2001.

Breakdown of Manufacturing/ Wholesale and Retail Results:

    •    Manufacturing/Wholesale Division

        Luxottica's manufacturing/wholesale sales for first half rose by 3.3 percent to EUR 664.7 million, from EUR 643.2 million for the same period the previous year. Assuming constant exchange rates, manufacturing/wholesale sales for the first half would have risen year-over-year by 4.6 percent.

        Manufacturing/ wholesale operating income for the first half rose by 9.1 percent to EUR 183.6 million, from EUR 168.3 million for the same period last year.

        Leonardo Del Vecchio, chairman and founder of Luxottica Group, commented on the results of the manufacturing/wholesale division: "Wholesale sales results for the quarter suffered from the unfavorable impact of exchange rates, while orders were up by over five percent in the first half. Since demand for our products continues to be strong, I expect that we will maintain this growth rate for the full year."

    •    Retail Division

        Group's retail results for the three-month period ended June 30, 2002, included results for both LensCrafters and Sunglass Hut International, as they are effectively run as a single division of the Group. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

        Retail sales for the second quarter declined by 1.5 percent to US $537.2 million, from US $545.5 million for the equivalent quarter last year. Same stores sales for the quarter decreased year-over-year by 2.7 percent exclusively as a result of declining sales at Sunglasses Hut International stores. This decline was prompted by an overall deterioration in consumer confidence, which affected consumption, as well as a decline in mall traffic.

        Retail sales for the first half rose year-over-year by 14.9 percent to US $1,035.6 million. Same store sales for the period declined year-over-year by 1.4 percent.

        Retail operating income for first half improved by 8.9 percent to US$158.6 million, from US $145.7 million for the same period last year.

        Mr. Del Vecchio, commenting on the results of the retail division, continued: "Same store sales for the first half of the year were slightly below our expectations. While LensCrafters posted its fortieth consecutive quarter of growth in same store sales, the sun business continued to suffer from a slowdown in consumption. Our ability to control costs, however, will allow us to reach the expected level of profitability, notwithstanding the lower sales."

        "One year after the Sunglass Hut International acquisition, we believe we have developed a winning store format, with a product assortment that reflects the taste and demand of a broader range of consumers. Consequently, we are confident that our Sunglass Hut International strategy will be successful once consumption picks up again."

        "During the second quarter, we acquired two small sun chains in the U.S. for a total of 39 stores. This operation was in line with our new store opening plan."

Statement from the Chairman:

        Mr. Del Vecchio concluded: "The outlook for the global economic environment continues to be uncertain: the economy has a difficult time turning around; there is fear of new terrorist attacks; the performance of the financial markets affects the behavior of consumers who are concerned about the future; and, in the U.S., the crisis of confidence in the system, caused by the many financial and accounting scandals of late, resulted in a sudden weakening of a U.S. dollar that after over two years recently reached again parity with the Euro, thus impacting the profitability of foreign companies that have a direct presence in the U.S."

        "While the downward economic trend is not expected to reverse its course as soon as we had originally hoped, we expect that our continued focus on further efficiencies gains combined with strong cost control exercised over both divisions will allow us to reach the profitability levels that we had originally set forth. In light of our first half performance and barring any worsening in the economic and political scenario, I am confident in the outlook for the second half of the year. Assuming that the Euro/ U.S. dollar exchange rate will remain at parity, I expect the Group to post consolidated sales for 2002 of approximately EUR 3,200 million, with a net margin close to 12.0 percent. Moreover, I believe that strong companies will emerge even stronger once we emerge from the current economic slump."

        Luxottica is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2001, Group net sales improved year-over-year by 26.8 percent to EUR 3,064.9 million and net income by 23.9 percent to EUR 316.4 million. Additional information on the company is available on the web at www.luxottica.com.

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce new products, the Company's ability to effectively integrate recently acquired businesses, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

          FINANCIAL STATEMENTS
          SEPTEMBER 30, 2002
          FORM 6K

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6-K

CONSOLIDATED BALANCE SHEETS—US GAAP
DECEMBER 31, 2001 AND SEPTEMBER 30, 2002

	December 31, 2001	September 30, 2002	September 30, 2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	199,202	249,403	$246,385
Restricted cash	213,507	—	—
Accounts receivable—net	381,281	391,232	386,498
Sales and income taxes receivable	23,327	14,175	14,004
Inventories	371,406	381,537	376,921
Prepaid expenses and other	75,468	63,769	62,997
Net deferred tax assets—current	163,201	193,585	191,243

Total current assets	1,427,392	1,293,701	1,278,048

PROPERTY, PLANT AND EQUIPMENT—net	501,346	504,507	498,403

OTHER ASSETS
Intangible assets—net	2,009,740	1,995,532	1,971,386
Investments	5,798	5,407	5,342
Other assets	4,085	8,359	8,257

Total other assets	2,019,623	2,009,298	1,984,985

TOTAL	3,948,363	3,807,507	$3,761,436

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	411,193	392,867	$388,113
Current portion of long-term debt	1,339,131	832,639	822,564
Accounts payable	183,431	183,190	180,973
Accrued expenses and other	345,863	258,965	255,832
Accrual for customers' right of return	14,087	10,190	10,067
Income taxes payable	5,793	51,477	50,854

Total current liabilities	2,299,498	1,729,328	1,708,404

LONG TERM LIABILITIES
Long term debt	132,247	316,718	312,885
Liability for termination indemnities	35,029	38,820	38,350
Net deferred tax liabilities—non current	10,282	130,982	129,398
Other	122,989	118,175	116,745

Total long term liabilities	300,547	604,694	597,378

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	5,473	8,444	8,342

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—452,865,817 and 454,186,400 ordinary shares authorized and issued at December 31, 2001 and September 30, 2002, respectively;451,660,817 and 454,186,400 shares outstanding at December 31, 2001 and September 30, 2002, respectively.	27,172	27,251	26,921
Additional paid-in capital	18,381	43,679	43,150
Retained earnings	1,152,508	1,373,021	1,356,407
Accumulated other comprehensive income	147,116	21,089	20,834

Total	1,345,177	1,465,040	1,447,313
Less—Treasury shares at cost; 1,205,000 and 0 shares at December 31, 2001 and September 30, 2002, respectively.	2,334	—	—

Shareholders' equity	1,342,843	1,465,040	1,447,313

TOTAL	3,948,363	3,807,507	$3,761,436

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $0.9879 on September 30, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

	2001	2002(3)	2002(3)
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	2,340,746	2,463,616	$2,433,806
COST OF SALES	676,783	688,048	679,723

GROSS PROFIT	1,663,963	1,775,567	1,754,083

OPERATING EXPENSES:
Selling and advertising	973,888	1,058,280	1,045,475
General and administrative	283,741	230,145	227,360

Total	1,257,629	1,288,425	1,272,835

INCOME FROM OPERATIONS	406,334	487,142	481,248

OTHER INCOME (EXPENSE):
Interest income	11,367	3,646	3,602
Interest expense	(68,999)	(53,676)	(53,026)
Other—net	11,533	(7,213)	(7,126)

Other income (expense)—net	(46,099)	(57,243)	(56,550)

INCOME BEFORE PROVISION FOR INCOME TAXES	360,235	429,899	424,698
PROVISION FOR INCOME TAXES	100,866	128,970	127,409

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	259,369	300,930	297,288
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	3,801	3,206	3,167

NET INCOME	255,568	297,724	$294,121

EARNINGS PER SHARE:
Basic	0.57	0.66	$0.65

Diluted	0.56	0.65	$0.65

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (thousands):
Basic	450,871.9	452,957.7
Diluted	453,952.7	455,377.2

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.

(2)
Translated at the Noon Buying Rate of Euro 1.00 = US $0.9879 on September 30, 2002 (see Note 6).

(3)
Results for the nine month period ended September 30, 2002 include the effect of the adoption of Statement of Financial Accounting Standards No. 142 (see Note 8). For a comparison between the two periods on a consolidated adjusted basis, see "Management Discussion and Analysis of Financial Condition and Results of Operations" section.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

			Additional Paid-in Capital			Accumulated Other Comprehensive Income		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, JANUARY 1, 2002	452,865,817	27,172	18,381	1,152,508		147,116	(2,334)	1,342,843
Exercise of stock options	1,320,583	79	9,058					9,137
Translation adjustment					(137,345)	(137,345)		(137,345)
Other			16,240		11,318	11,318	2,334	29,892
Dividends declared				(77,211)				(77,211)
Net income				297,724	297,724			297,724

Comprehensive income					171,697

BALANCES, SEPTEMBER 30, 2002	454,186,400	27,251	43,679	1,373,021		21,089	0	1,465,040

Comprehensive income					$169,619

(Thousand of US dollars)(1)
BALANCES, SEPTEMBER 30, 2002	454,186,400	$26,921	$43,150	$1,356,407		$20,834	$0	$1,447,313

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $0.9879 on September 30, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

	2001	2002	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	259,369	300,930	$297,288

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	155,439	111,113	109,769
Benefit for deferred income taxes	(25,452)	(45,223)	(44,676)
Losses (Gains) on disposal of fixed assets — net	591	(1,404)	(1,387)
Termination indemnities matured during the period	1,631	3,893	3,846
Changes in assets and liabilities:
Accounts receivable	(38,875)	(33,072)	(32,672)
Prepaid expenses and other	(8,226)	38,902	38,431
Inventories	(412)	(22,648)	(22,374)
Accounts payable	(17,894)	(16,235)	(16,039)
Accrued expenses and other	(32,769)	(11,945)	(11,800)
Accrual for customers right of return	48	(2,670)	(2,637)
Income taxes payable	38,897	46,788	46,222

Total adjustments	72,978	67,499	66,682

Cash provided by operating activities	332,347	368,429	363,971

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(65,135)	(123,848)	(122,349)
Disposals	11,682	3,496	3,453
Increase in investments	(93)	—	—
Acquisitions of business (net of cash acquired)	(568,451)	(19,649)	(19,411)
Increase (Decrease) in intangible assets	(2,632)	25,780	25,468

Cash used in investing activities	(624,629)	(114,223)	(112,839)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	500,000	405,114	400,212
Repayments	(158,606)	(741,066)	(732,099)
(Investment in)/use of restricted cash deposit	44,661	204,855	202,377
Repaiments of acquired Debt	(104,155)
Treasury shares and additional paid-in capital	—	18,574	18,349
Exercise of stock options	7,005	9,137	9,026
Dividends paid	(39,468)	(77,211)	(76,277)

Net cash provided by (used in) financing activities	249,437	(180,598)	(178,414)

EFFECT OF TRANSLATION ADJUSTMENTS	2,075	7,495	7,405

INCREASE (DECREASE) IN CASH	(40,770)	81,105	80,124
CASH, BEGINNING OF THE PERIOD	(66,723)	(211,991)	(209,426)

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	(1,026)	(12,579)	(12,427)

CASH, END OF THE PERIOD	(108,519)	(143,464)	$(141,728)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	67,509	48,706	$48,117
Cash paid during the period for taxes	94,377	102,608	$101,367

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $0.9879 on September 30, 2002 (see Note 6).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of September 30, 2002 and the related statements of consolidated income and cash flows for the nine months ended September 30, 2001 and 2002 and the statement of consolidated shareholders' equity for the nine month period ended September 30, 2002 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at September 30, 2002, the statements of consolidated income and cash flows for the nine month periods ended September 30, 2001 and 2002, and the statement of consolidated shareholders' equity for the nine month period ended September 30, 2002 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the nine months ended September 30, 2001 and 2002 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the nine month period ended September 30, 2002 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the operating results for the full year.

2.  ACQUISITION OF SUNGLASS HUT INTERNATIONAL

        On February 20, 2001, the Company formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI" or "Sunglass Hut"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded at December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

        The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows (thousands of Euro):

Thousands of Euro

Assets purchased:
Cash and cash equivalents	17,023
Inventories	90,034
Property, plant and equipment	113,212
Prepaid expenses and other current assets	14,717
Accounts receivable	2,161
Trade name	340,858
Other assets including deferred tax assets	34,657
Liabilities assumed:
Accounts payable and accrued expenses	(101,020)
Other current liabilities	(52,200)
Deferred tax liabilities	(135,340)
Long-term debt	(128,691)
Bank overdraft	(104,155)

Fair Value of Net Assets	91,256
Other Intangible Assets (including goodwill)	466,790

Total Purchase Price	558,046

        Certain consolidated adjusted financial information for the nine month period ended September 30, 2001, giving effect to the SGHI acquisition as if it occurred on January 1, 2001, among other items, is disclosed in the section of this report entitled "Management Discussion and Analysis of Financial Condition and Results of Operations".

3.  INVENTORIES

        Inventories consisted of the following (thousands of Euro):

	December 31, 2001	September 30, 2002

Raw materials	59,460	64,265
Work in process	23,634	21,973
Finished goods	288,312	295,299

Total	371,406	381,537

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

5.  STOCK OPTION AND INCENTIVE PLANS

        Options to purchase an aggregate of 9,171,533 Ordinary Shares of the Company were outstanding at September 30, 2002. Outstanding options granted under the Company's Stock Option Plan (8,201,533 shares) become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first nine months of 2002, 1,320,583 options were exercised. Options granted under the Company's Incentive Plans (970,000 shares) vest and become exercisable only if certain financial performance measures are met over a three year period ending December 2004. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized for shares issued under the Stock Option Plans because the options' exercise price was equal to the fair market value of the stock on each date of grant. Compensation expense will be recognized for the options issued under the Incentive Plans based on the market value of the underlying Ordinary Shares when the number of shares to be issued is known.

6.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the nine months ended September 30, 2002, are also translated in U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 0.9879, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at September 30, 2002. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The 2001 and 2002 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8.  NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets ("SFAS No. 142")". The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        After an evaluation, the Company has concluded that the carrying value of goodwill and other intangible assets included in the Consolidated Balance Sheet as of January 1, 2002, did not exceed their fair market value, and as a result, has not recorded an asset impairment charge for the adoption of SFAS No. 142. The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the nine month period ended September 30, 2002 were Euro 27.4 million, compared to Euro 76.1 million for the same period of 2001.

9.  RECLASSIFICATION OF 2001 INCOME STATEMENT

        Starting January 1, 2002, certain costs and expenses of the optical retailing division included in the statement of consolidated income have been reclassified. Therefore, certain items for the nine month period ended September 30, 2001 have been reclassified to conform to the new presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

        The following discussion should be read in conjunction with the disclosure contained in the Company's annual report on Form 20-F for the year ended December 31, 2001, which contains, among other things, a discussion of the Company's significant accounting policies and risks and uncertainties that could affect the Company's future operating results or financial condition.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Optical Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of September 30, 2002 LensCrafters operated 872 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,893 stores located internationally in North America, Europe and Australia.

        The Company in the past has generally experienced variability in sales volume by quarter throughout the year due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut, this seasonality effect has increased. Net sales are typically higher in the second quarter and lower in the fourth quarter.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, the weakening of the U.S. Dollar from an average exchange rate in the nine month period ended September 30, 2001 of Euro 1.00 = U.S. Dollar 0.8956 to Euro 1.00 = U.S. Dollar 0.9277 in the nine month period ended September 30, 2002 has impacted the Company's reported revenues and expenses during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company's reported financial results in the future.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded have been reduced and the Company received a payment of U.S. $23 million in January 2002.

        In April 2001, through the completion of a tender offer and subsequent merger, the Company acquired all of the outstanding capital stock of Sunglass Hut for a purchase price of approximately Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses). The acquisition was accounted for under the purchase method and the results of Sunglass Hut have been included in the Company's consolidated results since the date of acquisition.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

        The following table sets forth for the nine month periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Nine months ended September 30,
	2001 Thousand of Euro	%	2002 Thousand of Euro	%
Net sales	2,340,746	100.0	2,463,616	100.0
Cost of sales	676,783	28.9	688,048	27.9

Gross profit	1,663,963	71.1	1,775,567	72.1
Selling, general and administrative expense	1,257,629	53.7	1,288,425	52.3

Income from operations	406,334	17.4	487,142	19.8
Other expense (income)—net	46,099	2.0	57,243	2.3
Provision for income taxes	100,866	4.3	128,970	5.2
Minority interests	3,801	0.2	3,206	0.1

Net income	255,568	10.9	297,724	12.1

        The results of operations for the nine month period ended September 30, 2002 include two significant changes from the comparable nine month period in 2001. These changes are (i) the inclusion of the operations of Sunglass Hut, which was acquired in April 2001 and thus not included in the first quarter of 2001 statement of operations and (ii) the effect of the adoption of SFAS No. 142 "Goodwill and Other Intangibles Assets" whereby goodwill and other intangibles which are deemed to have an indefinite life will no longer be amortized on a straight line basis as required by the previous standard but will be tested periodically for impairment.

        Because of these two significant changes, the Company has included the following table of consolidated adjusted sales and operating income for the nine month period ended September 30, 2001. The Company believes that the adjusted amounts may be of assistance in comparing the Company's operating performance between the 2001 and 2002 periods. However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

  1.
  the consolidated results of Sunglass Hut for the three month period ended March 31, 2001, prior to the acquisition, are included in the adjusted amounts, and were reclassified for the elimination of a one time restructuring charge recorded in the period of approximately U.S.$ 30 million and the elimination of goodwill amortization as contemplated by the adoption of SFAS No. 142;

  2.
  the elimination of wholesale sales to Sunglass Hut from Luxottica Group entities for the three month period ended March 31, 2001; and

  3.
  the elimination of goodwill amortization for the nine month period ended September 30, 2001 of all the Company's entities, as contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Sunglass Hut acquisition been completed and SFAS No. 142 been effective as of January 1, 2001.

        The following table reflects the Company's consolidated net sales and income from operations for the nine month period ended September 30, 2001 as reported and as adjusted:

	2001, as reported	2001, as adjusted
	(Thousand of Euro)	(Thousand of Euro)
Net Sales	2,340,746	2,480,058
Income from Operations	406,334	444,962

        Net Sales—Net sales increased 5.2 percent to Euro 2,463.6 million during the first nine months of 2002, as compared to Euro 2,340.7 million for the same period of 2001. During the nine months ended September 30, 2002, net sales in the retail segment accounted for approximately 68.9 percent of total net sales, compared to approximately 68.1 percent of the total net sales in the same period of 2001, primarily due to the incremental Sunglass Hut sales partially offset by a weakening of the U.S. dollar.

        On a consolidated adjusted basis, as reflected in the above table, net sales of the Company would have decreased by 0.7 percent in the first nine months of 2002, compared to the same period of 2001, as adjusted. This net decrease was substantially due to the weakening of the U.S. dollar against the Euro. At constant exchange rates between the period, net sales would have increased by 3.0 percent compared to the same period of 2001, as adjusted.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, increased 6.6 percent to Euro 1,698.3 million for the nine months ended September 30, 2002 from Euro 1,593.7 million for the same period of 2001. Comparable store sales in U.S. Dollars for the nine month period decreased 0.3 percent.

        On a consolidated adjusted basis, net sales of the retail segment, in Euro, would have decreased by 2.4 percent in the first nine months of 2002, compared to the same period of 2001, as adjusted. This decrease was primarly due to the weakening of the U.S. dollar against the Euro. Using constant exchange rates between the periods, adjusted net retail sales would have increased 1.1 percent during the first nine months of 2002. The number of LensCrafters' retail stores increased to 872 at September 30, 2002 from 867 at September 30, 2001. The Company operated 1,893 Sunglass Hut stores at September 30, 2002 compared to 1,922 at September 30, 2001.

        Net sales to third parties in the manufacturing and wholesale segment were Euro 765.3 million for the nine months of 2002 compared to Euro 747.1 million in the comparable period of 2001. Excluding wholesale sales by the Company to Sunglass Hut during both periods, adjusted net sales to third parties in the segment would have increased by 3.4 percent. Assuming constant exchange rates, wholesale sales to third parties for the first nine months of 2002 would have increased by 6.2 percent compared to the same period of 2001, as adjusted for the elimination of sales to Sunglass Hut. The majority of this increase is attributable to additional sales of our Ray-Ban lines and to the successful development of the Chanel brand.

        On a geographic basis, the United States and Canada operations had net sales of Euro 1,799.1 million in the first nine months of 2002, comprising 73.0 percent of total net sales, an increase of Euro 56.0 million from the same period of 2001. This increase was mainly attributable to the inclusion of Sunglass Hut sales for the entire 2002 period, as opposed to only the post-acquisition period in 2001. Net sales for the rest of the world accounted for the remaining Euro 664.5 million of net sales during the first nine months of 2002, which represents an 11.2 percent increase as compared to the same period of 2001. This increase was largely due to the inclusion of Sunglass Hut's UK and Australian operations for the entire 2002 period, as opposed to only the post-acquisition period in 2001.

        Cost of sales—Cost of sales increased 1.7 percent to Euro 688.0 million in the first nine months of 2002, from Euro 676.8 million in the same period of 2001, and decreased as a percentage of net sales to 27.9 percent from 28.9 percent, respectively. This decrease as a percentage of net sales was mainly attributable to the increase in sales by Sunglass Hut of Luxottica manufactured products together with the benefits from more favorable terms from Sunglass Hut vendors. Manufacturing labor costs increased 3.8 percent to Euro 198.9 million in the first nine months of 2002, from Euro 191.7 million in the same period of 2001. As a percentage of net sales, cost of labor decreased to 8.1 percent from 8.2 percent. For the first nine months of 2002 the average number of frames produced daily in Luxottica's facilities was approximately 124,000 versus 126,000 for the same period of 2001.

        Gross Profit—For the reasons outlined above, gross profit increased 6.7 percent to Euro 1,775.6 million in the first nine months of 2002, from Euro 1,664.0 million in the same period of 2001. As a percentage of net sales, gross profit increased to 72.1 percent in the first nine months of 2002 from 71.1 percent in the same period of 2001.

        Operating Expenses—Total operating expenses increased 2.4 percent to Euro 1,288.4 million in the first nine months of 2002, from Euro 1,257.6 million in the same period of 2001. As a percentage of net sales, operating expenses decreased to 52.3 percent in the first nine months of 2002 from 53.7 percent in the same period of 2001.

        Selling, royalty and advertising expenses increased 8.7 percent to Euro 1,058.3 million during the first nine months of 2002, from Euro 973.9 million in the same period of 2001. As a percentage of net sales, these expenses increased to 43.0 percent from 41.6 percent. This increase is primarily attributable to the inclusion for the full period of the operations of Sunglass Hut, which, as a retailer, incurs higher selling expenses as a percentage of sales than the Company's wholesale operations. In addition to the additional selling, royalty and advertising expenses of Sunglass Hut for the first quarter of 2002 of Euro 82.2 million, the increase is also attributable to an increase in royalties from higher designer-line sales.

        General and administrative expenses, including intangible asset amortization, decreased 18.9 percent to Euro 230.1 million in the first nine months of 2002 from Euro 283.7 million in the same period of 2001. This decrease was primarily due to the benefit from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS No. 142, partially offset by the inclusion of Sunglass Hut general and administrative expenses for the entire 2002 period.

        As a percentage of net sales, general and administrative expenses decreased to 9.3 percent from 12.1 percent. This decrease as a percentage of net sales was primarily attributable to savings achieved through the integration of many of the Sunglass Hut corporate and other functions with those of LensCrafters. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

        Income from Operations—Income from operations increased 19.9 percent to Euro 487.1 million in the first nine months of 2002, from Euro 406.3 million in the same period of 2001. As a percentage of net sales, income from operations increased to 19.8 percent from 17.4 percent.

        On a consolidated adjusted basis, the increase in income from operations in the first nine months of 2002 would have been 9.5 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 17.9 percent of consolidated adjusted net sales for the first nine months of 2001.

        Operating margin in the manufacturing and wholesale distribution segment increased to 26.5 percent in the first nine months of 2002, from 25.5 percent in the same period of 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the nine month period ended September 30, 2002.

        Operating margin in the retail segment remained constant at 16.1 percent in the first nine months of 2002 as compared to the same period of 2001. On a consolidated adjusted basis, operating margin of the retail segment would have been 14.3 percent of retail adjusted net sales, in the first nine months of 2001. The improvement in operating margin for the nine month period ended September 30, 2002 as compared to the same period of 2001, as adjusted, is primarily due to: i) improved gross profit from more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors; and ii) the cost savings achieved from improved efficiencies in the retail division's corporate structure.

        Interest and Other Expenses—Net interest and other expense was Euro 57.2 million in the first nine months of 2002 compared to Euro 46.1 million in the same period of 2001. This increase was attributable primarily to realized and unrealized foreign exchange transaction and remeasurement losses, net, recognized in the first nine months of 2002, compared to a net gain on similar items in the comparable period of 2001. These net losses were partially offset by lower interest expense in the current period due to the reduction of debt balances and interest rates.

        Net Income—Net income before taxes and minority interest increased 19.3 percent to Euro 429.9 million in the first nine months of 2002, from Euro 360.2 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest increased to 17.4 percent from 15.4 percent. Minority interest of Euro 3.2 million in the first nine months of 2002 decreased from Euro 3.8 million in the same period of 2001. The Company's effective tax rate increased to 30.0 percent from 28.0 percent in the same period of 2001. Net income increased 16.5 percent to Euro 297.7 million in the first nine months of 2002 from Euro 255.6 million in the same period of 2001. Net income as a percentage of net sales increased to 12.1 percent from 10.9 percent in the comparable period of 2001.

        Basic earnings per share for the first nine months of 2002 was Euro 0.66, increasing from Euro 0.57 for the same period of 2001. Diluted earnings per share for the first nine months of 2002 was Euro 0.65, increasing from Euro 0.56 for the same period of 2001.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

        The following table sets forth for the three month periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended September 30,
	2001 Thousand of Euro	%	2002 Thousand of Euro	%
Net sales	770,195	100.0	729,737	100.0
Cost of sales	210,872	27.4	204,174	28.0

Gross profit	559,323	72.6	525,563	72.0
Selling, general and administrative expense	441,211	57.3	383,187	52.5

Income from operations	118,112	15.3	142,376	19.5
Other expense (income)—net	20,919	2.7	19,311	2.6
Provision for income taxes	27,214	3.5	36,919	5.1
Minority interests	968	0.1	775	0.1

Net income	69,011	9.0	85,371	11.7

        The results of operations for the three month period ended September 30, 2002 include the effect of adoption of SFAS No. 142, "Goodwill and Other Intangibles Assets". Because of this significant change the Company has included the following table of consolidated adjusted operating income for the three month period ended September 30, 2001, reflecting the elimination of goodwill amortization contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had SFAS No. 142 been effective as of July 1, 2001.

        The following table reflects the Company's income from operations for the three month period ended September 30, 2001 as reported and as adjusted:

	2001, as reported	2001, as adjusted
	(Thousand of Euro)	(Thousand of Euro)
Income from Operations	118,111	138,514

        Net Sales—Net sales decreased 5.3 percent to Euro 729.7 million during the third quarter of 2002, as compared to Euro 770.2 million for the same period of 2001, primarily due to the weakening of the U.S. Dollar. During the three months ended September 30, 2002, net sales in the retail segment accounted for approximately 74.7 percent of total net sales, compared to approximately 75.8 percent of the total net sales in the same period of 2001. Calculated with constant exchange rates, consolidated net sales would have increased 4.2 percent as compared to the same period of 2001.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, decreased 6.7 percent to Euro 545.2 million for the three months ended September 30, 2002 from Euro 584.1 million for the same period of 2001. This decrease was primarily due to the weakening of the U.S. Dollar against the Euro. In constant U.S. Dollar terms, retail sales would have increased 3.8 percent, due to an increase in comparable store sales of 1.9 percent as compared to the same period of 2001 and an increase in the number of LensCrafters stores.

        Net sales to third parties in the manufacturing and wholesale segment decreased 0.8 percent to Euro 184.6 million for the third quarter of 2002 from Euro 186.1 million for the same period of 2001. Assuming constant exchange rates, wholesale sales to third parties for the third quarter of 2002 would have increased by 5.9 percent, compared to the same period of 2001, primarily as a result of continued strong sales of our Ray-Ban lines.

        On a geographic basis, the United States and Canada operations had net sales of Euro 559.5 million in the third quarter of 2002, comprising 76.7 percent of total net sales, a decrease of Euro 49.5 million from the same period of 2001. This decrease was mainly attributable to the weakening of the U.S. Dollar. Net sales for the rest of the world accounted for the remaining Euro 170.2 million of net sales, which represents a 5.6 percent increase as compared to the same period of 2001.

        Cost of sales—Cost of sales decreased 3.2 percent to Euro 204.2 million in the third quarter of 2002, from Euro 210.9 million in the same period of 2001, and increased as a percentage of net sales to 28.0 percent from 27.4 percent, respectively.

        Manufacturing labor costs increased 0.4 percent to Euro 60.5 million in the third quarter of 2002, from Euro 60.2 million in the same period of 2001. As a percentage of net sales, cost of labor increased to 8.3 percent from 7.8 percent. For the third quarter of 2002, the average number of frames produced daily in Luxottica's facilities was approximately 129,500 versus 124,500 for the same period of 2001.

        Gross Profit—For the reasons outlined above, gross profit decreased 6.0 percent to Euro 525.6 million in the third quarter of 2002, from Euro 559.3 million in the same period of 2001. As a percentage of net sales, gross profit decreased to 72.0 percent in the third quarter of 2002 from 72.6 percent in the same period of 2001.

        Operating Expenses—Total operating expenses decreased 13.2 percent to Euro 383.2 million in the third quarter of 2002, from Euro 441.2 million in the same period of 2001. As a percentage of net sales, operating expenses decreased to 52.5 percent in the third quarter of 2002 from 57.3 percent in the same period of 2001.

        Selling, royalty and advertising expenses decreased 8.0 percent to Euro 312.3 million in the third quarter of 2002, from Euro 339.4 million in the same period of 2001. As a percentage of net sales, these expenses decreased to 42.8 percent from 44.1 percent. This decrease was primarily attributable to lower advertising expenses both in the retail and wholesale segment.

        General and administrative expenses, including intangible asset amortization, decreased 30.3 percent to Euro 70.9 million in the third quarter of 2002 from Euro 101.8 million in the same period of 2001. This decrease was primarily due to the cost savings achieved from improved efficiencies in the retail division's corporate structure, and to the benefit from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS 142. These amortization expenses were Euro 20.2 million in the same 2001 period.

        As a percentage of net sales, general and administrative expenses decreased to 9.7 percent from 13.2 percent.

        Income from Operations—Income from operations increased 20.5 percent to Euro 142.4 million in the third quarter of 2002, from Euro 118.1 million in the same period of 2001. As a percentage of net sales, income from operations increased to 19.5 percent from 15.3 percent.

        On a consolidated adjusted basis, the increase in the third quarter of 2002 would have been 2.8 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 18.0 percent of consolidated adjusted net sales for the third quarter of 2001.

        Operating margin in the manufacturing and wholesale distribution segment decreased to 23.2 percent in the third quarter of 2002, from 23.9 percent in the same period of 2001, largely due to the decrease in gross margin resulting from lower sales to our retail division.

        Operating margin in the retail segment increased to 17.5 percent in the third quarter of 2002, from 15.9 percent in the same period of 2001, mainly due to: i) the cost savings achieved from improved efficiencies in the retail division's corporate structure; ii) the benefit received from the elimination of goodwill amortization expense; and iii) lower advertising expenses.

        Interest and Other Expenses—Net interest and other expense was Euro 19.3 million in the third quarter of 2002 compared to Euro 20.9 million in the same period of 2001. This decrease was attributable to lower interest expense due to the reduction of net debt partially offset by realized and unrealized foreign exchange transaction and remeasurement losses, net, recognized in the third quarter of 2002, compared to a net gain on similar items in the comparable period of 2001.

        Net Income—Net income before taxes and minority interest increased 26.6 percent to Euro 123.1 million in the third quarter of 2002, from Euro 97.2 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest increased to 16.9 percent from 12.6 percent. Minority interest of Euro 0.8 million in the third quarter of 2002 decreased from Euro 1.0 million in the same period of 2001. The Company's effective tax rate increased to 30.0 percent from 28.0 percent in the same period of 2001. Net income increased 23.7 percent to Euro 85.4 million in the third quarter of 2002 from Euro 69.0 million in the same period of 2001. Net income as a percentage of net sales increased to 11.7 percent from 9.0 percent in the comparable period of 2001.

        Basic and diluted earnings per share for the third quarter of 2002 was Euro 0.19, increasing from Euro 0.15 for the same period of 2001.

LIQUIDITY AND CAPITAL RESOURCES

        As of September 30, 2002 the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,292.8) million compared to Euro (1,469.9) million as of December 31, 2001. This improvement is attributable to the cash generated by operating activities during the first nine months of 2002, only a portion of which was used in investing activities.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion. In June 1999, the Company received the proceeds of a Euro 350 million Eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds which were repaid in full in June 2002. To refinance the eurobonds, in June 2002 Luxottica U.S. Holdings Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided U.S.$ 200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S.$ 150 million, which was fully drawn as of September 30, 2002. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (2.320 percent on September 30, 2002) and the credit facility allows the Company to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up ("Swap 2002"). Swap 2002's beginning and maximum notional amount is U.S. $ 275 million, which will decrease by U.S.$ 20 million quarterly starting with the quarter beginning March 17, 2003. This Swap will expire on June 17, 2005. Swap 2002 was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement. Swap 2002 allows U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment of the three month LIBOR rate as defined in the agreement. These amounts are settled net every three months. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such will be marked to market with the gain or losses from the change in value to be reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano SpA. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In June 2000, the Company refinanced this short-term credit facility with a new credit facility which provides for total maximum borrowings of Euro 500 million. The new credit facility is unsecured, expires in June 2003, and allows the Company to select interest periods of one, two, three or six months. The term loan portion of the agreement is for Euro 300 million and requires equal quarterly installments of principal (Euro 25 million). Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (3.761 percent on September 30, 2002). The revolving loan portion allows for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility may be repaid and re-borrowed until the expiration of the agreement. The Company can select interest periods of one, two, three or six months until the agreement terminates in June 2003 and interest accrues at Euribor plus 0.375 percent (3.740 percent on September 30, 2002).

        In December 2000, the Company entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount oustanding at that time was repaid in full.

        In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility is unsecured, was scheduled to expire in September 2002, and allows the Company to select interest periods of one, two or three months. The term loan portion of the credit agreement is for Euro 200 million and requires quarterly payments of interest. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.325 percent (3.658 percent on September 30, 2002). The revolving loan portion allows for maximum borrowings of Euro 300 million; amounts borrowed under the revolving portion of the credit agreement may be repaid and reborrowed until the expiration of the agreement. The revolving loan can be renewed for periods of one, two or three months until the agreement terminates and accrues interest at Euribor plus 0.325 percent (3.658 percent on September 30, 2002). In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions.

        In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term portion which will require a ballon payment of Euro 200 million in June 2004 and equal quarterly installments of principal of Euro 50 million subsequent to that date. The revolver portion allows the Company a maximum line available of Euro 150 million which can be borrowed and repaid until final maturity. The final maturity of all outstanding principle amounts and interest is December 31, 2005. Interest accrues based on EURIBOR as defined in the agreement plus 0.45 percent. The Company has the option to choose interest periods of one, two or three months. The credit facility contains certain financial and operating covenants.

        In March 2002, Sunglass Hut redeemed its outstanding 5.25% convertible subordinated notes, as provided in the indenture under which such notes were issued. The net loss on the extinguishment of the debt evidenced by the notes was immaterial to the Company's consolidated financial statements.

        Capital expenditures for the nine months ended September 30, 2002 were Euro 123.8 million. These expenditures were substantially split evenly for the manufacturing / wholesale, and retail segments. It is the Company's expectations that 2003 annual capital expenditures will be less than Euro 120 million.

RECENT DEVELOPMENTS AND OTHER EVENTS

        In October 2002, The United States Shoe Corporation, a wholly owned subsidiary of the Company, repaid in full the entire outstanding principal balance of $75,000,000 of its 8.625 percent subordinated notes together with the accrued and unpaid interest balances.

        The Company recently announced that its license agreements for the manufacturing and distribution of the Giorgio Armani and Emporio Armani eyewear collections will terminate in the first half of 2003. Armani eyewear collections represents approximately 7.2 percent of the Company's consolidated net sales for the year 2002. The Company is involved in license negotiations with other major worldwide brands, although no assurances can be given regarding the outcome of such negotiations. Copies of the press releases relating to the Armani license agreement terminations were filed with the Securities and Exchange Commission under the cover of Form 6-K on November 21, 2002.

        The Company also recently announced that its subsidiary, Luxottica U.S. Holdings Corp., has authorized the purchase of up to 11,500,00 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18 month period commencing on September 25, 2002. The actual amount and timing of ADR purchases will depend on market conditions and other factors. Through December 9, 2002, Luxottica U.S. Holdings Corp. had repurchased 540,000 ADRs at an aggregate purchase price of approximately $7,000,000.

        The Company has recently been informed that the Attorney General of the State of New York is conducting an investigation into the Company's pricing and distribution practices relating to sunglasses under applicable state and federal antitrust laws. The Company intends to fully cooperate with this investigation by providing documents and other information to the New York Attorney General. Although the Company believes it has not violated any applicable antitrust laws, it is unable at this time to predict the outcome of this investigation.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, our ability to adequately protect our intellectual property and other proprietary rights and other risks and uncertainties referred to in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2001 and its other filings with the Securities and Exchange Commission.

LUXOTTICA GROUP S.p.A.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.P.A.
Date: December 23, 2002	By:	/s/ ROBERTO CHEMELLO ROBERTO CHEMELLO CHIEF EXECUTIVE OFFICER

        Set forth below is the text of a press release issued by the Company on September 30, 2002. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise. Please refer to the Company's Report on Form 6-K dated November 21, 2002 for additional information on certain statements made in this press release.

Luxottica 3Q02 Net Income Up by 23.7 Percent

Group highlights for the nine-month period of 2002:

    •        Net sales up by 5.2 percent to EUR 2,463.6 million (US$ 2,285.5 million)

    •        Operating income up by 19.9 percent to EUR 487.1 million

    •        Earnings per ADS to EUR 0.66 (US$0.61)

        Milan, Italy, October 30, 2002—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced record results for the three- and nine-month period ended September 30, 2002(1).

Consolidated Results

    •        Third quarter

        For the third quarter, units sold by the Group rose year-over-year by 2.3 percent, while consolidated net sales for the period declined by 5.3 percent to EUR 729.7 million. Assuming constant exchange rates, consolidated net sales for the quarter would have risen year-over-year by 4.2 percent.

        Consolidated operating income for the quarter rose year-over-year by 20.5 percent to EUR 142.4 million, from EUR 118.1 million. Consequently, consolidated operating margin for the quarter improved year-over-year to 19.5 percent, from 15.3 percent.

        Consolidated net income for the quarter rose year-over-year by 23.7 percent to EUR 85.4 million. Consequently, consolidated net margin for the quarter improved year-over-year to 11.7 percent, from 9.0 percent. Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were EUR 0.19, compared with EUR 0.15 for the same quarter last year. In U.S. dollars, earnings per ADS (EPADS) for the quarter were US$0.19, compared with EPADS of US$0.14 for the third quarter of last year.

    •        Nine-month period

        Consolidated net sales for the nine-month period rose year-over-year by 5.2 percent to EUR 2,463.6 million, from EUR 2,340.7 million. Assuming constant exchange rates, consolidated net sales for the period would have risen year-over-year by 9.1 percent.

        Consolidated operating income for the period rose by 19.9 percent to EUR 487.1 million, from EUR 406.3 million for the equivalent period last year. Consolidated operating margin for the period improved year-over-year to 19.8 percent, from 17.4 percent.

        Consolidated net income for the nine-month period rose by 16.5 percent to EUR 297.7 million. Consequently, consolidated net margin for the period improved year-over-year to 12.1 percent, from 10.9 percent. EPADS for the nine-month period improved to EUR 0.66, from EUR 0.57 for the same period last year. In U.S. dollars, EPADS for the period were US$0.61, compared with EPADS of US$0.51 for the nine-month period of last year.

        Consolidated net outstanding debt on September 30, 2002, improved year-to-date by EUR 177.1 million to EUR 1,292.8 million, compared with consolidated net outstanding debt of EUR 1,469.9 million on December 31, 2001. Consolidated net outstanding debt on June 30, 2002, was EUR 1,352.8 million.

Breakdown of Manufacturing/Wholesale and Retail Results

    •        Manufacturing/Wholesale Division

        The Group's manufacturing/wholesale sales for nine-month period were flat year-over-year at EUR 889.2 million. Assuming constant exchange rates, manufacturing/wholesale sales for the nine-month period would have risen year-over-year by 2.8 percent.

        Leonardo Del Vecchio, chairman and founder of Luxottica Group, commented on the results of the manufacturing/wholesale division: "We were pleased with the level of sales to third parties achieved for the nine-month period, which rose year-over-year, assuming constant exchange rates, in excess of 6 percent, ahead of our expectations for the full year."

        "Contrary to our main competitors, we were also able to maintain, in fact, improve our operating margins without having to change our sales strategy and while implementing an efficient cost control strategy."

    •        Retail Division

        Group's retail results for the third quarter included results for both LensCrafters and Sunglass Hut International, as they are run as a single division of the Group. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

        Retail sales for the third quarter improved by 3.8 percent to US$539.9 million, from US$519.9 million for the equivalent quarter last year. Same stores sales for the quarter rose year-over-year by 1.9 percent, while same store sales for the nine-month period were flat year-over-year.

        Mr. Del Vecchio continued: "For the quarter, the retail division posted positive results in terms of both sales and profitability, despite the decline in traffic that hit stores in malls the hardest."

        "We are pleased that sales at Sunglass Hut International for the quarter rose year-over-year. We believe that, because of the continued weakness in the level of consumption, this improvement was the result of the changes we introduced in the product assortment and store format."

Statement from the Chairman

        Mr. Del Vecchio concluded: "During the third quarter, concerns regarding the economy in addition to fears of a potential conflict in the Middle East, new terrorist attacks and volatility in the financial markets caused a further slowdown in consumption across all markets. This notwithstanding, our positive performance makes us again confident in the outlook for the Group. In fact, during the third quarter management's focus on costs control at both the retail and wholesale divisions allowed us to meet our objectives in terms of profitability despite the decline in consolidated sales due to the 10 percent depreciation of the U.S. dollar against the Euro and an economic environment that continued to be unfavorable. This result represents a further confirmation of the validity of our long-term strategy."

        "During this period of overall decline in consumption levels our Group has been focusing on improving the creativity of new collections and overall efficiency, thus reaching increasingly higher levels of profitability. Consequently, even assuming that the current economic environment continues into the next two-year period, we are confident in our ability to meet the profitability targets set forth in our budget even with sales below our original expectations."

        "In light of the Group's nine-month results and barring any worsening in the economic and political scenario in the next two months, I expect the Group to post consolidated sales for the full year and net margin in line with our expectations."

Other corporate developments

        The Board of Directors, in compliance with rules issued by the Milan Stock Exchange, has adopted a Code of Behavior relating to "Internal Dealing" according to which the Company's Board and Statutory Committee members and its top managers (the "Relevant Persons") will be obligated to report to the Company any trading transactions they make in Luxottica Group Ordinary Shares or ADR's, including in connection with exercises of stock options.

        According to the Code, which will become effective on January 1, 2003, the Company will be obligated to report to the Milan Stock Exchange any such trading transactions made by the Relevant Persons in Luxottica Group Ordinary Shares or ADR's.

        The Code also prohibits the Relevant Persons from engaging in any such trading transactions during certain periods of the year.

About Luxottica Group S.p.A.

        Luxottica is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%- owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2001, Group net sales improved year-over-year by 26.8 percent to EUR 3,064.9 million and net income by 23.9 percent to EUR 316.4 million. Additional information on the company is available on the web at www.luxottica.com.

Safe Harbor Statement

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce new products, the Company's ability to effectively integrate recently acquired businesses, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Company and U.S. agency contacts

Sabina Grossi, Director, Investor Relations	Luca Biondolillo
Alessandra Senici, Investor Relations	Breakstone & Ruth—New York
Silvia Cestelli Guidi, Investor Relations	Tel.: +1 (646) 536-7012
Luxottica Group Tel.: +39-02-8633-4665	E-mail: Lbiondolillo@breakstoneruth.com
E-mail: SabinaGrossi@Luxottica.com AlessandraSenici@Luxottica.com SilviaCestelli@Luxottica.com

# # #

        (1) Unless otherwise noted, all comparisons made in this announcement are between the three- and nine-month periods ended September 30, 2002, and the equivalent three- and nine-month periods ended September 30, 2001. The Company's results are discussed in this announcement in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement. Additionally, Luxottica considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. dollars were converted at the average exchange rate for the three-month period ended September 30, 2002, of EUR 1.00 = US$0.9838, compared with EUR 1.00 = US$0.8895 for the third quarter of 2001. For the nine-month period, the results denominated in U.S. dollars were converted at the average exchange rate of EUR 1.00 = US$0.9277, compared with EUR 1.00 = US$0.8956 for the equivalent nine-month period of 2001. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•620 Avenue of the Americas, New York, NY 10010 USA

Tel. + 1.646.885-3270 - Fax + 1.646.885-3063

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
255 ALHAMBRA CIRCLE
CORAL GABLES, FLORIDA 33134

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 10A - 85540
MÜNCHEN - DEUTSCHLAND

LUXOTTICA PORTUGAL SA
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-351
LISBOA - PORTUGAL

LUXOTTICA FRANCE S.A.
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER - LUCHTHAVENLEI FI7
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-153 51 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

LUXOTTICA (SWITZERLAND) AG
WIESENSTRASSE, 1 - 4900 LANGENTHAL - SCHWEIZ

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW, POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO - SUOMI

LUXOTTICA VERTRIEBS GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE - PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
8650 GOVERNOR'S HILL DRIVE
P.O. BOX 429580
CINCINNATI - OHIO

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132 - 9° PISO
ENTRE MOLIERE Y BLVD. M. AVILA CAMACHO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
AOBADAI BUILDING, 8F
10-9 AOBADAI 3 - CHOME
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
UNIT 5, 778 RICHARDS DRIVE - MIDRAND,
1685-PRIVATE BAG X213,
HALFWAY HOUSE 1685 - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
UNIT 8/26 JAMES STREET - P.O. BOX 47
LIDCOMBE NSW 2141 SYDNEY - AUSTRALIA

LUXOTTICA OPTICS LTD.
32 MASKIT ST. - HERZELIA-PITUAH -
P.O.B. 2038 HERZELIA 46120 - ISRAEL

LUXOTTICA GULF L.L.C.
OFFICE N. 2B LEVEL 10 - PLOT N.
ONE TRADE CENTRE SHEIKH ZAYED ROAD
DUBAI - U.A.E.

MIRARIAN MARKETING PTE LTD
315 OUTRAM ROAD, 13-04 TAN BOON
LIAT BUILDING, 169074 SINGAPORE

RAY BAN SUN OPTICS INDIA LTD
FLAT 802, TOWER-A SIGNATURE TOWERS, SOUTH CITY
GURGAON 122 02-INDIA

TRISTAR OPTICAL COMPANY LTD
RM. 1016, TOWER B, SOUTHWARK
11 YIP HING STREET
WONG CHUK HANG, ABERDEEN
HONG KONG

www.luxottica.com

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